PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED APRIL 18, 1997)

                                  $110,000,000
                                      abcd

                             7 3/4% NOTES DUE 2007
                                ----------------

    Realty Income Corporation, a Delaware corporation (the "Company"), will issue the 7 3/4% Notes due 2007 (the "Notes") offered hereby (the "Offering") in an aggregate principal amount of $110,000,000. Interest on the Notes is payable semiannually on each May 6 and November 6, commencing November 6, 1997. The Notes will mature on May 6, 2007 and are redeemable at any time at the option of the Company, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount (as defined in "Description of the Notes--Optional Redemption"), if any. The Notes are not subject to any mandatory sinking fund.

    The Notes will be represented by a single fully registered note in book-entry form (the "Global Note") registered in the name of The Depository Trust Company ("DTC") or its nominee. Currently, there is no market for the Notes. In addition, the Company does not intend to list the Notes on any securities exchange. Beneficial interests in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC (with respect to beneficial interests of participants) or by participants or persons that hold interests through participants (with respect to beneficial interests of beneficial owners). Owners of beneficial interests in the Global Note will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interests only under the limited circumstances described under "Description of the Notes--Book Entry System." Settlement for the Notes and all payments of principal, premium, if any, and interest in respect of the Global Note will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in definitive form, and secondary market trading activity in the Notes will therefore settle in immediately available funds. See "Description of the Notes--Same-Day Settlement and Payment."
                           --------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
    THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
       SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                           PRICE TO             UNDERWRITING            PROCEEDS TO
                                                           PUBLIC(1)             DISCOUNT(2)            COMPANY(3)
Per Note...........................................         99.929%                  .7%                  99.229%
Total..............................................      $109,921,900             $770,000             $109,151,900

(1) Plus accrued interest, if any, from May 6, 1997.

(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated at $180,000.
                           --------------------------

    The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued by the Company and delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes offered hereby will be made in book-entry form through the facilities of DTC in New York, New York on or about May 6, 1997.

                           --------------------------

MERRILL LYNCH & CO.

            DONALDSON, LUFKIN & JENRETTE
                           SECURITIES CORPORATION

                               J.P. MORGAN & CO.

                                                            SALOMON BROTHERS INC

                           --------------------------

             The date of this Prospectus Supplement is May 1, 1997.

    Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Such transactions may include stabilizing and the purchase of Notes to cover syndicate short positions. For a description of these activities, see "Underwriting."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The document listed below has been filed by the Company under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), with the Securities and Exchange Commission (the "Commission") and is incorporated herein by reference:

    The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference in this Prospectus Supplement and to be part hereof from the date of filing such documents.

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein (or in the accompanying Prospectus) or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

    Copies of all documents that are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus Supplement incorporates) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus Supplement is delivered, upon written or oral request. Requests should be directed to the Corporate Secretary of the Company, 220 West Crest Street, Escondido, California 92025 (telephone number:
(760) 741-2111).

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, AS USED HEREIN THE TERMS "COMPANY" AND "REALTY INCOME" REFER TO REALTY INCOME CORPORATION AND ITS SUBSIDIARIES ON A CONSOLIDATED BASIS FOR PERIODS FROM AND AFTER AUGUST 15, 1994 (THE DATE OF THE CONSOLIDATION REFERRED TO UNDER "BUSINESS AND PROPERTIES") AND TO THE COMPANY'S PREDECESSOR PARTNERSHIPS FOR PERIODS PRIOR TO AUGUST 15, 1994. UNLESS OTHERWISE INDICATED, INFORMATION REGARDING THE COMPANY'S PROPERTIES IS AS OF APRIL 1, 1997.

                                  THE COMPANY

    Realty Income Corporation ("Realty Income" or the "Company") is a fully integrated, self-administered and self-managed real estate investment trust ("REIT") which management believes is the nation's largest publicly-traded owner of freestanding, single-tenant, retail properties diversified geographically and by industry and operated under net lease agreements. As of April 1, 1997, the Company owned a diversified portfolio of 747 properties located in 42 states with over 5.4 million square feet of leasable space. Over 99% of the Company's properties were leased as of April 1, 1997.

    Realty Income adheres to a focused strategy of acquiring freestanding, single-tenant, retail properties leased to national and regional retail chains under long-term, net lease agreements. The Company typically acquires, and then leases back, retail store locations from retail chain store operators, providing capital to the operators for continued expansion and other purposes. The Company's net lease agreements generally are for initial terms of 10 to 20 years, require the tenant to pay a minimum monthly rent and property operating expenses (taxes, insurance and maintenance), and provide for future rent increases (typically subject to ceilings) based on increases in the consumer price index or additional rent calculated as a percentage of the tenant's gross sales above a specified level.

    Since 1970 and through December 31, 1996, Realty Income has acquired and leased back to national and regional retail chains over 700 properties (including 25 properties that have been sold) and has collected in excess of 98% of the original contractual rent obligations on those properties. Realty Income believes that the long-term ownership of an actively managed, diversified portfolio of retail properties leased under long-term, net lease agreements can produce consistent, predictable income and the potential for long-term capital appreciation. Management believes that long-term leases, coupled with tenants assuming responsibility for property expenses under the net lease structure, generally produce a more predictable income stream than many other types of real estate portfolios. As of April 1, 1997, the Company's single-tenant properties were leased pursuant to leases with an average remaining term (excluding extension options) of approximately 8.4 years.

    The Company is a fully integrated real estate company with in-house acquisition, leasing, legal, financial underwriting, portfolio management and capital markets expertise. The seven senior officers of the Company, who have each managed the Company's properties and operations for between six and 27 years, owned approximately 3.9% of the Company's outstanding common stock as of April 15, 1997. Realty Income had 36 employees as of April 15, 1997.

                                  THE OFFERING

    All capitalized terms used herein and not defined herein have the meanings provided in "Description of the Notes." For a more complete description of the terms of the Notes specified in the following summary, see "Description of the Notes" in this Prospectus Supplement and "Description of Debt Securities" in the accompanying Prospectus.

Securities
  Offered...........  $110,000,000 aggregate principal amount of 7 3/4% Notes due 2007 (the "Notes").

Maturity............  The Notes will mature on May 6, 2007.

Interest Payment
  Dates.............  Semiannually on May 6 and November 6, commencing Novem-
                      ber 6, 1997.

Ranking.............  The Notes will be direct, senior unsecured obligations of the Company and will rank equally with all other senior unsecured indebtedness of the Company from time to time outstanding. The Notes will be effectively subordinated to all indebtedness and other liabilities of the Company's subsidiaries, and will also be effectively subordinated to any senior secured indebtedness of the Company to the extent of the collateral pledged as security therefor. As of March 31, 1997, such subsidiary indebtedness (not including guarantees of borrowings under the Credit Facility (defined below)) and other liabilities (primarily rents received in advance) aggregated approximately $331,000 and the Company (excluding its subsidiaries) had unsecured senior indebtedness aggregating approximately $94.7 million (approximately $6.5 million (excluding the Notes) on a pro forma basis after giving effect to this Offering and the application of net proceeds therefrom) and senior secured indebtedness aggregating approximately $869,000.

Use of Proceeds.....  To pay down amounts drawn under the Company's revolving acquisition credit facility (the "Credit Facility") and for other general corporate purposes. See "Use of Proceeds."

Limitations on
  Incurrence of
  Debt..............  The Notes contain various covenants, including the following:

                      (1) The Company will not, and will not permit any Subsidiary to, incur any Debt if, after giving effect thereto, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis is greater than 60% of the sum of
                      (i) the Company's Total Assets as of the end of the fiscal quarter covered by the Company's most recent report on Form 10-K or 10-Q, as the case may be, prior to the incurrence of such additional Debt and (ii) the increase in Total Assets from the end of such quarter including, without limitation, any increase in Total Assets caused by the application of the proceeds of such additional Debt (such increase together with the Company's Total Assets is referred to as "Adjusted Total Assets").

                      (2) The Company will not, and will not permit any Subsidiary to, incur any Secured Debt if, after giving effect thereto, the aggregate principal amount of all outstanding Secured Debt of the Company and its Subsidiaries on a consolidated basis is greater than 40% of the Company's Adjusted Total Assets.

                      (3) The Company will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service to Annual
                      Debt Service Charge for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred would be less than 1.5 to 1.0, calculated on a pro forma basis after giving effect to the incurrence of such additional Debt and the application of the proceeds therefrom.

                      (4) The Company will maintain Total Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of Unsecured Debt of the Company and its Subsidiaries on a consolidated basis.

Optional
  Redemption........  The Notes are redeemable at any time at the option of the Company, in whole or in part, at a redemption price
                      equal to the sum of (i) the principal amount of the
                      Notes being redeemed plus accrued interest to the
                      redemption date and (ii) the Make-Whole Amount, if any.
                      See "Description of the Notes-- Optional Redemption."

    THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, INCLUDING THE DOCUMENTS INCORPORATED AND DEEMED TO BE INCORPORATED HEREIN AND THEREIN BY REFERENCE, CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE EXCHANGE ACT. FORWARD-LOOKING STATEMENTS ARE INHERENTLY SUBJECT TO RISK AND UNCERTAINTIES, MANY OF WHICH CANNOT BE PREDICTED WITH ACCURACY AND SOME OF WHICH MIGHT NOT EVEN BE ANTICIPATED. FUTURE EVENTS AND ACTUAL RESULTS, FINANCIAL AND OTHERWISE, MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULT OF OPERATIONS" AND "BUSINESS AND PROPERTIES--MATTERS PERTAINING TO CERTAIN PROPERTIES AND TENANTS" IN THIS PROSPECTUS SUPPLEMENT AND IN THE SECTION ENTITLED "BUSINESS--OTHER ITEMS" IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996 (THE "ANNUAL REPORT") INCLUDING THE SUBHEADINGS ENTITLED "--COMPETITION FOR ACQUISITION OF REAL ESTATE," "--ENVIRONMENTAL MATTERS", "TAXATION OF THE COMPANY," "--EFFECT OF DISTRIBUTION REQUIREMENTS," "--REAL ESTATE OWNERSHIP RISKS," AND "--DEPENDENCE ON KEY PERSONNEL."

                              RECENT DEVELOPMENTS

    AMENDMENT OF CREDIT FACILITY. On March 7, 1997, the Company amended its $130 million unsecured acquisition credit facility (the "Credit Facility") to provide for lower pricing levels that are tied to the investment grade ratings given by certain credit rating agencies to the Company's senior unsecured debt and to remove leverage-induced increases on the interest rate charged on both unused credit balances and on the amount borrowed. See "Use of Proceeds."

    INVESTMENT GRADE CREDIT RATING. The Company received an investment grade corporate senior debt credit rating from Duff & Phelps Credit Rating Company, Moody's Investors Service, Inc., and Standard & Poor's Rating Group in December 1996. Duff & Phelps assigned a rating of BBB, Moody's assigned a rating of Baa3, and Standard & Poor's assigned a rating of BBB-. These ratings are subject to change based upon, among other things, the Company's results of operations and financial condition.

    ACQUISITION OF 62 NET LEASED, RETAIL PROPERTIES. During 1996, the Company increased the size of its portfolio through a strategic program of acquisitions. The Company acquired 62 additional properties (the "New Properties"), and selectively sold seven properties, increasing the number of properties in its portfolio by 8.0% from 685 properties to 740 properties during 1996. Of the New Properties, 60 were occupied as of April 1, 1997 and the remaining two were pre-leased and under construction pursuant to contracts under which the tenants have agreed to develop the properties (with development costs funded by the Company) and to begin paying rent when the premises open for business. The New Properties were acquired for an aggregate cost of approximately $57.5 million (excluding the estimated unfunded development costs totaling $1.8 million on properties under construction) at March 31, 1997. The New Properties are located in 22 states, will contain approximately 603,900 leasable square feet and are 100% leased under net leases, with an average initial lease term of 11.7 years. The weighted average annual unleveraged return on the cost of the New Properties (including the estimated unfunded development cost of properties under construction) is estimated to be 10.6%, computed as estimated contractual net operating income (which in the case of a net leased property is equal to the base rent or, in the case of properties under construction, the estimated base rent under the lease) for the first year of each lease, divided by total acquisition and estimated development costs. Since it is possible that a tenant could default on the payment of contractual rent, no assurance can be given that the actual return on the cost of the New Properties will not differ from the foregoing percentage.

    During the first quarter of 1997, the Company acquired 11 retail properties in six states for $15.9 million (excluding the estimated unfunded development costs totaling $1.6 million on five such properties under construction) and selectively sold four properties, increasing the number of properties in its portfolio to 747 properties. The 11 properties acquired will contain approximately 236,200 leasable square feet and are 100% leased under net leases, with an average initial lease term of 14.0 years. The weighted average annual unleveraged return on the cost of the 11 properties (including the estimated unfunded development costs of the five properties under development) is estimated to be 10.2%, computed as estimated contractual net operating income (calculated as described in the preceding paragraph) for the first year of each lease, divided by total acquisition and estimated development costs. However, as described in the preceding paragraph, no assurance can be given that the actual return on the cost of these 11 properties will not differ from the foregoing percentage. During the first quarter of 1997, the Company also invested $2.0 million in nine development properties acquired in 1996.

    REINCORPORATION OF THE COMPANY IN MARYLAND. The Company has submitted a proposal to its stockholders to reincorporate the Company in the State of Maryland. Assuming approval by the stockholders at the upcoming annual meeting, the Company expects to effect the reincorporation in May 1997.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Notes offered hereby are estimated to be approximately $109 million (after deducting the discount to the Underwriters and other estimated expenses of this Offering payable by the Company). The Company intends to use the net proceeds to pay down outstanding indebtedness under the Credit Facility, which had an outstanding balance at April 15, 1997 of $93.7 million, and for other general corporate purposes. The Credit Facility is a three year, revolving, unsecured acquisition credit facility with a borrowing capacity of $130 million. Borrowings under the Credit Facility currently bear interest at a spread of 1.25% over the London Interbank Offered Rate ("LIBOR"). The Credit Facility also offers the Company other interest rate options. The maturity date on the Credit Facility is November 27, 1999 and the effective interest rate was 6.85% at December 31, 1996. Pending application for such purposes, such net proceeds may be invested in short-term investments.

                                 CAPITALIZATION

    The following table sets forth the historical capitalization of the Company as of December 31, 1996 and as adjusted to give effect to the issuance and sale of the Notes offered hereby and the use of the estimated net proceeds therefrom to repay borrowings under the Credit Facility as described in "Use of Proceeds."

                                                                      AS OF DECEMBER 31, 1996
                                                                      ------------------------
                                                                      HISTORICAL   AS ADJUSTED
                                                                      -----------  -----------
                                                                       (DOLLARS IN THOUSANDS,
                                                                       EXCEPT PER SHARE DATA)
DEBT
  Credit Facility(1)................................................  $    70,000   $  --
  Notes due 2007....................................................      --          110,000
                                                                      -----------  -----------
    Total debt......................................................       70,000     110,000

STOCKHOLDERS' EQUITY
  Preferred stock, par value $1.00 per share, 5,000,000 shares
    authorized, no shares issued or outstanding.....................      --           --
  Common stock, $1.00 par value per share; 40,000,000 shares
    authorized; 22,979,537 issued and outstanding...................       22,980      22,980
Capital in excess of par value......................................      516,004     516,004
Accumulated distributions in excess of net income...................     (164,743)   (164,743)
                                                                      -----------  -----------
    Total stockholders' equity......................................      374,241     374,241
                                                                      -----------  -----------
    Total capitalization............................................  $   444,241   $ 484,241
                                                                      -----------  -----------
                                                                      -----------  -----------

------------------------

(1) The amount drawn on the Credit Facility was $93.7 million at April 15, 1997 and is expected to be approximately $93.7 million on the closing date of the Offering.

                            BUSINESS AND PROPERTIES

OVERVIEW

    The Company is a fully integrated, self-administered and self-managed REIT which management believes is the nation's largest publicly-traded owner of freestanding, single-tenant, retail properties diversified geographically and by industry and operated under net lease agreements. As of April 1, 1997, the Company owned a diversified portfolio of 747 properties located in 42 states with over 5.4 million square feet of leasable space. Approximately 99% of the Company's properties were leased as of April 1, 1997. Unless otherwise indicated, information regarding the Company's properties is as of April 1, 1997.

    Realty Income adheres to a focused strategy of acquiring freestanding, single-tenant, retail properties leased to national and regional retail chains under long-term, net lease agreements. The Company typically acquires, and then leases back, retail store locations from retail chain store operators, providing capital to the operators for continued expansion and other purposes. The Company's net lease agreements generally are for initial terms of 10 to 20 years, require the tenant to pay a minimum monthly rent and property operating expenses (taxes, insurance and maintenance), and provide for future rent increases (typically subject to ceilings) based on increases in the consumer price index or additional rent calculated as a percentage of the tenant's gross sales above a specified level.

    Since 1970 and through December 31, 1996, Realty Income has acquired and leased back to national and regional retail chains over 700 properties (including 25 properties that have been sold) and has collected in excess of 98% of the original contractual rent obligations on those properties. Realty Income believes that the long-term ownership of an actively managed, diversified portfolio of retail properties leased under long-term, net lease agreements can produce consistent, predictable income and the potential for long-term capital appreciation. Management believes that long-term leases, coupled with tenants assuming responsibility for property expenses under the net lease structure, generally produce a more predictable income stream than many other types of real estate portfolios. As of April 1, 1997, the Company's single-tenant properties were leased pursuant to leases with an average remaining term (excluding extension options) of approximately 8.4 years.

    The Company was formed on September 9, 1993 in the State of Delaware. Realty Income commenced operations as a REIT on August 15, 1994 through the merger of 25 public and private real estate limited partnerships (the "Partnerships") with and into the Company (the "Consolidation"). Each of the partnerships was formed between 1970 and 1989 for the purpose of acquiring and managing long-term, net leased properties.

BUSINESS OBJECTIVES AND STRATEGY

    GENERAL. The Company's primary business objective is to generate a consistent and predictable level of FFO per share and distributions to stockholders. Additionally, the Company generally will seek to increase FFO per share and distributions to stockholders through active portfolio management and the acquisition of additional properties. The Company also seeks to lower the ratio of distributions to stockholders as a percentage of FFO in order to allow internal cash flow to be used to fund additional acquisitions and for other corporate purposes. The Company's portfolio management focus includes (i) contractual rent increases on existing leases; (ii) rental increases at the termination of existing leases when market conditions permit; and (iii) the active management of the Company's property portfolio, including selective sales of properties. The Company generally pursues the acquisition of additional properties under long-term, net lease agreements with initial contractual base rent which, at the time of acquisition and as a percentage of acquisition cost, is in excess of the Company's estimated cost of capital.

    INVESTMENT PHILOSOPHY. Realty Income believes that the long-term ownership of an actively managed, diversified portfolio of retail properties under long-term, net lease agreements can produce consistent, predictable income and the potential for long-term capital appreciation. Under a net lease agreement, the tenant agrees to pay a minimum monthly rent and property expenses (taxes, maintenance, and insurance) plus, typically, future rent increases (typically subject to ceilings) based on increases in the consumer price index or additional rent calculated as a percentage of the tenant's gross sales above a specified level. The Company believes that long-term leases, coupled with the tenants assuming responsibility for property expenses, generally produce a more predictable income stream than many other types of real estate portfolios, while continuing to offer the opportunity for capital appreciation.

    INVESTMENT STRATEGY. In identifying new properties for acquisition, Realty Income focuses on providing expansion capital to middle market retail chains by acquiring, then leasing back, their retail store locations. The Company classifies retail tenants into three categories: venture, middle market, and upper market. Venture companies are those which typically offer a new retail concept in one geographic region of the country and operate between five and 50 retail outlets. In general, these retail chains are thinly capitalized and are in the process of solving distribution, marketing, concept, geographic adaptation, and other problems associated with a new, growing company. Middle market retail chains are those which typically have 50 to 500 retail outlets, operations in more than one geographic region, success through one or more economic cycles, a proven, replicable concept, and an objective of further expansion. The upper market retail chains typically consist of companies with 500 or more stores which operate nationally in a mature retail concept. They generally have strong operating histories and access to several sources of capital.

    Realty Income focuses on acquiring properties leased to emerging, middle market retail chains which the Company believes are more attractive for investment because: (i) they generally have overcome many of the operational and managerial obstacles that tend to adversely affect venture retailers; (ii) they typically require capital to fund expansion but have more limited financing options compared to upper market retailers; (iii) historically, they generally have provided attractive risk-adjusted returns to the Company over time, since their financial strength has in many cases tended to improve as their businesses have matured; (iv) their relatively large size compared to venture retailers allows them to spread corporate expenses among a greater number of stores; and
(v) compared to venture retailers, middle market retailers typically have the critical mass to survive if a number of locations have to be closed due to underperformance.

    CREDIT STRATEGY. Realty Income provides sale leaseback financing primarily to less than investment grade retail chains. Since 1970 and through December 31, 1996, Realty Income has acquired and leased back to national and regional retail chains over 700 properties (including 25 properties that have been sold) and has collected in excess of 98% of the original contractual rent obligations on those properties. The Company believes that it is within this market that it can receive a better risk adjusted return on the financing that it provides to retailers.

    Realty Income believes that the primary financial obligations of middle market retailers typically include their bank and other debt, payment obligations to suppliers and real estate lease obligations. Because the Company owns the land and buildings on which the tenant conducts its retail business, the Company believes that the risk of default on the retailers' lease obligations is less than the retailers' unsecured general obligations. It has been the Company's experience that since retailers must retain their profitable retail locations in order to survive, in the event of a Chapter 11 reorganization they are less likely to reject a lease for a profitable location, which would terminate their right to use the property. Thus, as the property owner, the Company believes it will fare better than unsecured creditors of the same retailer in the event of a Chapter 11 reorganization. In addition, Realty Income believes that the risk of default on the real estate leases can be further mitigated by monitoring the performance of the retailers' individual unit locations and selling those units that are weaker performers.

    In order to qualify for inclusion in the Company's portfolio, new acquisitions must meet stringent investment and credit requirements. The properties must generate attractive current yields, and the tenant must meet the Company's credit standards and have a proven market concept. The Company has established a three part analysis that examines each potential investment based on: 1) industry, company, market conditions and credit profile; 2) location profitability, if available; and 3) overall real estate characteristics, value, and comparative rental rates. Companies that have been approved for acquisitions are generally those with fifty or more retail stores which are located in highly visible areas, with easy access to major thoroughfares, attractive demographics, and acquisition costs at or below appraised value.

    ACQUISITION STRATEGY. Realty Income seeks to invest in industries that are dominated by independent local operators and in which several well organized regional and national chains are capturing market share through service, quality control, economies of scale, mass media advertising, and selection of prime retail locations. The Company executes its acquisition strategy by acting as a source of capital to regional and national retail chain stores in a variety of industries by acquiring, then leasing back, their retail store locations. Relying on executives from its acquisitions, credit underwriting, portfolio management, finance, accounting, operations, capital markets, and legal departments, the Company undertakes thorough research and analysis in identifying appropriate industries, tenants, and property locations for investment. In selecting real estate for potential investment, the Company generally will seek to acquire properties that have the following characteristics:

    - Freestanding, commercially zoned property with a single tenant;

    - Properties that are important retail locations for national and regional retail chains;

    - Properties that are located within attractive demographic areas relative to the business of their tenants, with high visibility and easy access to major thoroughfares;

    - Properties that can be purchased with the simultaneous execution or assumption of long-term, net lease agreements, providing the opportunity for both current income and future rent increases (typically subject to ceilings) based on increases in the consumer price index or through the payment of additional rent calculated as a percentage of the tenant's gross sales above a specified level; and

    - Properties that can be acquired at or below their appraised value at prices generally ranging from $300,000 to $10 million.

    PORTFOLIO MANAGEMENT STRATEGY. The active management of the property portfolio is an essential component of the Company's long-term strategy. The Company continually monitors its portfolio for changes that could affect the performance of the industries, tenants, and locations in which it has invested. Realty Income's Executive Committee meets at least monthly to review industry and tenant research, due diligence, property operations and portfolio management. This monitoring typically includes ongoing review and analysis of:
(i) the performance of various tenant industries; (ii) the operation, management, business planning, and financial condition of the tenants; (iii) the health of the individual markets in which the Company owns properties, from both an economic and real estate standpoint; and (iv) the physical maintenance of the Company's individual properties. The portfolio is analyzed on an ongoing basis with a view towards optimizing performance and returns.

    While the Company generally intends to hold its net lease properties for long-term investment, the Company actively manages its portfolio of net lease properties. The Company intends to pursue a strategy of identifying properties that may be sold at attractive prices, particularly where the Company believes reinvestment of the sales proceeds can generate a higher cash flow to the Company than the property being sold. While the Company intends to pursue such a strategy, it will only do so within the constraints of the income tax rules regarding REIT status.

    CAPITAL STRATEGY. The Company utilizes its $130 million, unsecured acquisition Credit Facility as a vehicle for the short-term financing of the acquisition of new properties. When outstanding borrowings under the Credit Facility reach a certain level (generally in the range of $75 to $100 million), the Company intends to refinance those borrowings with the net proceeds of long-term or permanent financing, which may include the issuance of common stock, preferred stock or convertible preferred stock, debt securities or convertible debt securities. However, there can be no assurance that the Company will be able to effect any such refinancing or that market conditions prevailing at the time of refinancing will enable the Company to issue equity or debt securities upon acceptable terms. The Company believes that it is best served by a conservative capital structure, with a majority of its capital consisting of equity. On a pro forma basis assuming issuance of the Notes and application of the estimated net proceeds therefrom occurring on March 31, 1997, the Company's total indebtedness would have been approximately 18% of its total market capitalization (defined as shares of the Company's common stock outstanding multiplied by the last reported sales price of the Common Stock on March 31, 1997 of $23.00 per share plus total indebtedness).

    The Company received an investment grade corporate credit rating from Duff & Phelps Credit Rating Company, Moody's Investors Service, Inc., and Standard & Poor's Rating Group in December 1996. Duff & Phelps assigned a rating of BBB, Moody's assigned a rating of Baa3, and Standard & Poor's assigned a rating of BBB-. These ratings are subject to change based upon, among other things, the Company's results of operations and financial condition.

    In December 1996, the Company entered into a treasury interest rate lock agreement to hedge against the possibility of rising interest rates. Under the interest rate lock agreement, the Company receives or makes a payment based on the differential between a specified interest rate, 6.537%, and the actual 10-year treasury interest rate on a notional principal of $90 million. Based on the 10-year treasury interest rate at March 31, 1997, the Company had an unrecognized gain on the agreement of approximately $2,310,000. The Company is using the treasury interest rate lock agreement to offset its interest rate risk on $90 million of the $110 million of the Notes offered hereby.

    COMPETITIVE STRATEGY. The Company believes that, to utilize its investment philosophy and strategy most successfully, it must seek to maintain the following competitive advantages:

        (i) SIZE AND TYPE OF INVESTMENT PROPERTIES: The Company believes that smaller ($300,000 to $10,000,000) retail net leased properties represent an attractive investment opportunity in today's real estate environment. Due to the complexities of acquiring and managing a large portfolio of relatively small assets, the Company believes that these types of properties have not experienced significant institutional participation or the corresponding yield reduction experienced by larger income producing properties. The Company believes the less intensive day to day property management required by net lease agreements, coupled with the active management of a large portfolio of smaller properties by the Company, is an effective investment strategy.

        In 1969, Realty Income identified a market niche and systematically built a portfolio around this niche. Twenty-seven years later, the Company believes that it is the nation's largest publicly-traded owner of free-standing, single-tenant, retail properties diversified geographically and by industry and operated under net lease agreements, with over 5.4 million square feet of leasable space.

        The tenants of Realty Income's freestanding retail properties include convenience stores, consumer electronics stores, child care centers, restaurants, and other retailers providing goods and services which satisfy basic human needs. In order to grow and expand, they generally need capital. Since the acquisition of real estate is typically the single largest capital expenditure of many such retailers, Realty Income's method of purchasing the property and then leasing it back under a net lease arrangement allows the retail chain to free up capital.

        (ii) INVESTMENT IN NEW INDUSTRIES: While specializing in single tenant properties, the Company will seek to further diversify its portfolio among a variety of industries. The Company believes that diversification will allow it to invest in industries that are currently growing and have characteristics the Company finds attractive. These characteristics include, but are not limited to, industries dominated by local operators where national and regional chain operators can gain market share and dominance through more efficient operations, as well as industries taking advantage of major demographic shifts in the population base. For example, in the early 1970s, Realty Income targeted the fast food industry to take advantage of the country's increasing desire to dine away from home, and in the early 1980s, it targeted the child day care industry, responding to the need for professional child care as more women entered the work force.

        (iii) DIVERSIFICATION: Diversification of the portfolio by industry type, tenant and geographic location is key to the Company's objective of providing predictable investment results for its stockholders. As the Company expands it will seek to further diversify its portfolio. During 1996 and 1995, the Company added the consumer electronics and convenience store industries, respectively, to the portfolio.

        (iv) MANAGEMENT SPECIALIZATION: The Company believes that its management's specialization in single tenant properties operated under net lease agreements is important to meeting its objectives. The Company plans to maintain this specialization and will seek to employ and train high quality professionals in this specialized area of real estate ownership, finance and management.

        (v) TECHNOLOGY: The Company intends to stay at the forefront of technology in its efforts to efficiently and economically carry out its operations. The Company maintains a sophisticated information system that allows it to analyze its portfolio's performance and actively manage its investments. The Company believes that technology and information based systems will play an increasingly important role in its competitiveness as an investment manager and source of capital to a variety of industries and tenants.

PROPERTIES

    As of April 1, 1997, the Company owned a diversified portfolio of 747 properties in 42 states containing over 5.4 million square feet of leasable space. The portfolio consisted of 159 after-market automotive retail locations (80 automotive parts stores and 79 automotive service locations), one book store, 318 child care centers, 36 consumer electronics stores, 42 convenience stores, seven home furnishings stores, one office supply store, 171 restaurant facilities and 12 other properties. Of the 747 properties, 684 or 91% were leased to national or regional retail chain operators; 42 or 6% were leased to franchisees of retail chain operators; 16 or 2% were leased to other tenant types; and five or less than 1% were available for lease. At April 1, 1997, over 98% of the properties were under net lease agreements. Net leases typically require the tenant to be responsible for property operating costs including property taxes, insurance and expenses of maintaining the property.

    The Company's net leased retail properties are retail locations leased to national and regional retail chain store operators. At April 1, 1997, the properties averaged approximately 7,300 square feet of leasable retail space on approximately 43,500 square feet of land. Generally, buildings are single-story properties with adequate parking on site to accommodate peak retail traffic periods. The properties tend to be on major thoroughfares with relatively high traffic counts and adequate access, egress and proximity to a sufficient population base to constitute a sufficient market or trade area for the retailer's business.

    The following table sets forth certain geographic diversification information regarding Realty Income's portfolio at April 1, 1997:

                                                                                            PERCENT OF
                                                              APPROXIMATE                      TOTAL
                                   NUMBER OF      PERCENT       LEASABLE     ANNUALIZED     ANNUALIZED
STATE                             PROPERTIES       LEASED     SQUARE FEET   BASE RENT(1)     BASE RENT
-------------------------------  -------------  ------------  ------------  -------------  -------------
Alabama........................            6           100%        42,300   $     319,000         0.5%
Arizona........................           26           100        178,400       2,362,000         3.8
California.....................           53            98      1,001,900      10,593,000        17.1
Colorado.......................           42            98        233,500       2,984,000         4.8
Connecticut....................            4           100         17,200         240,000         0.4

                                                                                            PERCENT OF
                                                              APPROXIMATE                      TOTAL
                                   NUMBER OF      PERCENT       LEASABLE     ANNUALIZED     ANNUALIZED
STATE                             PROPERTIES       LEASED     SQUARE FEET   BASE RENT(1)     BASE RENT
-------------------------------  -------------  ------------  ------------  -------------  -------------
Florida........................           49           100        461,900       4,264,000         6.9
Georgia........................           37           100        187,600       2,448,000         3.9
Idaho..........................           11           100         52,000         656,000         1.1
Illinois.......................           25           100        182,600       2,081,000         3.4
Indiana........................           23           100        122,800       1,438,000         2.3
Iowa...........................            8           100         51,700         456,000         0.7
Kansas.........................           15           100        129,000       1,441,000         2.3
Kentucky.......................           11           100         33,300         835,000         1.3
Louisiana......................            2           100         10,700         126,000         0.2
Maryland.......................            6           100         34,900         505,000         0.8
Massachusetts..................            4           100         20,900         440,000         0.7
Michigan.......................            5           100         26,900         353,000         0.6
Minnesota......................           17           100        118,400       1,713,000         2.7
Mississippi....................           11           100        106,600         792,000         1.3
Missouri.......................           27           100        163,600       1,842,000         2.9
Montana........................            1           100          5,400          71,000         0.1
Nebraska.......................            8           100         47,100         509,000         0.8
Nevada.........................            5           100         29,100         353,000         0.6
New Hampshire..................            1           100          6,400         122,000         0.2
New Jersey.....................            2           100         22,700         346,000         0.6
New Mexico.....................            3           100         12,000         103,000         0.2
New York.......................            5           100         38,300         539,000         0.9
North Carolina.................           20           100         82,200       1,337,000         2.1
Ohio...........................           48           100        210,500       3,426,000         5.5
Oklahoma.......................            9           100         60,200         543,000         0.9
Oregon.........................           18           100         98,500       1,133,000         1.8
Pennsylvania...................            4           100         28,300         420,000         0.7
South Carolina.................           20            95         85,000       1,152,000         1.9
South Dakota...................            1           100          6,100          79,000         0.1
Tennessee......................           10           100         78,900         963,000         1.6
Texas..........................          127            99        980,900       9,073,000        14.6
Utah...........................            7           100         45,400         591,000         1.0
Virginia.......................           16           100         79,000       1,256,000         2.0
Washington.....................           42            98        249,700       2,959,000         4.8
West Virginia..................            2           100         16,800         147,000         0.2
Wisconsin......................           11           100         60,500         738,000         1.2
Wyoming........................            5           100         26,900         324,000         0.5
                                         ---           ---    ------------  -------------       -----
Total/Average..................          747            99%     5,446,100   $  62,072,000       100.0%
                                         ---           ---    ------------  -------------       -----
                                         ---           ---    ------------  -------------       -----

------------------------

(1) Annualized base rent is calculated by multiplying the monthly contractual base rent as of April 1, 1997 for each of the properties by 12, except that, for the properties under construction, estimated contractual base rent for the first month of the respective leases is used instead of base rent as of April 1, 1997. The estimated contractual base rent for the properties under construction is based upon the estimated acquisition costs of the properties. Annualized base rent does not include percentage rents (i.e., additional rent calculated as a percentage of the tenant's gross sales above a specified level), if any, that may be payable under leases covering certain of the properties.

    The following table sets forth certain information regarding the Company's properties, classified according to the business of the respective tenants:

                                                               APPROXIMATE   REALTY INCOME  APPROXIMATE
                                                                  TOTAL          OWNED        LEASABLE     ANNUALIZED
TENANT                                   INDUSTRY SEGMENT     LOCATIONS(1)     LOCATIONS    SQUARE FEET   BASE RENT(2)
------------------------------------  ----------------------  -------------  -------------  ------------  ------------
AFTER-MARKET AUTOMOTIVE
CSK Auto, Inc. (formerly Northern     Parts                           580             79        409,200   $  4,192,000
  Automotive).......................
Discount Tire.......................  Service                         310             18        103,200      1,177,000
Econo Lube N' Tune..................  Service                         210             18         49,400      1,257,000
Jiffy Lube..........................  Service                       1,400             29         68,700      1,851,000
Q Lube..............................  Service                         490              4          7,600        183,000
R&S Strauss.........................  Service                         110              2         31,200        431,000
Speedy Muffler King.................  Service                       1,080              7         40,900        531,000
Other...............................  Parts/Service                --                  2          6,500         90,000
                                                                                     ---    ------------  ------------
  TOTAL AFTER-MARKET AUTOMOTIVE.....                                                 159        716,700      9,712,000

BOOK STORES
Barnes & Noble......................  Book Stores                   1,010              1         30,000        450,000
                                                                                     ---    ------------  ------------
  TOTAL BOOK STORES.................                                                   1         30,000        450,000

CHILD CARE
Children's World Learning Centers...  Child Care                      530            134        964,000     13,612,000
Kinder-Care Learning Centers........  Child Care                    1,150             13         79,800      1,087,000
La Petite Academy...................  Child Care                      790            170        972,700      8,853,000
Other...............................  Child Care                   --                  1          4,200        --
                                                                                     ---    ------------  ------------
  TOTAL CHILD CARE..................                                                 318      2,020,700     23,552,000

CONSUMER ELECTRONICS
Best Buy............................  Consumer Electronics            270              2        104,800      1,321,000
Rex Stores..........................  Consumer Electronics            230             34        408,300      2,694,000
                                                                                     ---    ------------  ------------
  TOTAL CONSUMER ELECTRONICS........                                                  36        513,100      4,015,000

CONVENIENCE STORES
7-ELEVEN............................  Convenience                  20,240              3          9,700        235,000
Dairy Mart..........................  Convenience                   1,020             22         66,500      1,513,000
East Coast Oil......................  Convenience                      40              2          6,400        219,000
The Pantry, Inc.....................  Convenience                     400             14         34,400      1,333,000
Other...............................  Convenience                  --                  1          2,100         31,000
                                                                                     ---    ------------  ------------
  TOTAL CONVENIENCE STORES..........                                                  42        119,100      3,331,000

HOME FURNISHINGS
Levitz..............................  Home Furnishings                130              4        376,400      2,496,000
Aaron Rents.........................  Home Furnishings                290              3        161,600        464,000
                                                                                     ---    ------------  ------------
  TOTAL HOME FURNISHINGS............                                                   7        538,000      2,960,000

OFFICE SUPPLIES
Office Max..........................  Office Supplies                 560              1         28,700        431,000
                                                                                     ---    ------------  ------------
  TOTAL OFFICE SUPPLIES.............                                                   1         28,700        431,000

                                                               APPROXIMATE   REALTY INCOME  APPROXIMATE
                                                                  TOTAL          OWNED        LEASABLE     ANNUALIZED
TENANT                                   INDUSTRY SEGMENT     LOCATIONS(1)     LOCATIONS    SQUARE FEET   BASE RENT(2)
------------------------------------  ----------------------  -------------  -------------  ------------  ------------
RESTAURANTS
Don Pablo's.........................  Dinner House                     70              7         60,700   $    604,000
Carvers.............................  Dinner House                     90              3         26,600        495,000
Other...............................  Dinner House                 --                 13        108,300      1,015,000
Golden Corral.......................  Family                          460             87        512,500      6,747,000
Sizzler.............................  Family                          630              7         37,600        841,000
Other...............................  Family                       --                  4         23,400        151,000
Hardees.............................  Fast Food                     3,100              3         10,300        144,000
Taco Bell...........................  Fast Food                     4,890             24         54,100      1,502,000
Whataburger.........................  Fast Food                       520              9         23,000        616,000
Other...............................  Fast Food                    --                 14         39,800        747,000
                                                                                     ---    ------------  ------------
    TOTAL RESTAURANTS...............                                                 171        896,300     12,862,000

    TOTAL OTHER.....................  Miscellaneous                                   12        583,500      4,759,000
                                                                                     ---    ------------  ------------

    TOTAL...........................                                                 747      5,446,100   $ 62,072,000
                                                                                     ---    ------------  ------------
                                                                                     ---    ------------  ------------

--------------------------

(1) Approximate total number of retail locations in operation (including both owned and franchised locations), based on information provided to the Company by the respective tenants.

(2) Annualized base rent is calculated by multiplying the monthly contractual base rent as of April 1, 1997 for each of the properties by 12, except that, for the properties under construction, estimated contractual base rent for the first month of the respective leases is used instead of base rent as of April 1, 1997. The estimated contractual base rent for the properties under construction is based upon the estimated acquisition costs of the properties. Annualized base rent does not include percentage rents (i.e., additional rent calculated as a percentage of the tenant's gross sales above a specified level), if any, that may be payable under leases covering certain of the properties.

    Of the 747 properties in the portfolio, 740 are single-tenant properties with the remaining properties being multi-tenant properties. As of April 1, 1997, 735 or 99% of the single-tenant properties were net leased with an average remaining lease term (excluding extension options) of approximately 8.4 years. The following table sets forth certain information regarding the timing of initial lease term expirations (excluding extension options) on the Company's 735 net leased, single tenant retail properties:

                                                                                        PERCENT OF
                                                          NUMBER OF                        TOTAL
                                                            LEASES       ANNUALIZED     ANNUALIZED
YEAR                                                       EXPIRING     BASE RENT(2)     BASE RENT
------------------------------------------------------  --------------  -------------  -------------
1997..................................................          25      $   1,068,000         1.8%
1998..................................................           4            168,000         0.3
1999..................................................          20            900,000         1.5
2000..................................................          27          1,335,000         2.3
2001..................................................          49          3,796,000         6.5
2002..................................................          74          5,878,000        10.1
2003..................................................          68          5,163,000         8.9
2004..................................................         110          8,896,000        15.3
2005..................................................          86          6,044,000        10.4
2006..................................................          29          2,446,000         4.2
2007..................................................          82          4,949,000         8.5
2008..................................................          39          3,174,000         5.5
2009..................................................          12            896,000         1.5
2010..................................................          34          2,729,000         4.7
2011..................................................          31          3,541,000         6.1
2012..................................................           8            714,000         1.2
2014..................................................           2            265,000         0.5
2015..................................................          25          4,789,000         8.2
2016..................................................           7          1,351,000         2.3
2017..................................................           2             83,000         0.1
2018..................................................           1             39,000         0.1
                                                               ---      -------------       -----
  Total...............................................         735(1)   $  58,224,000       100.0%
                                                               ---      -------------       -----
                                                               ---      -------------       -----

------------------------

(1) The table does not include seven multi-tenant properties and five vacant, unleased properties owned by the Company. The lease expirations for properties under construction are based on the estimated date of completion of such properties.

(2) Annualized base rent is calculated by multiplying the monthly contractual base rent as of April 1, 1997 for each of the properties by 12, except that, for the properties under construction, estimated contractual base rent for the first month of the respective leases is used instead of base rent as of April 1, 1997. The estimated contractual base rent for the properties under construction is based upon the estimated acquisition costs of the properties. Annualized base rent does not include percentage rents (i.e., additional rent calculated as a percentage of the tenant's gross sales above a specified level), if any, that may be payable under leases covering certain of the properties.

    DESCRIPTION OF LEASING STRUCTURE. At April 1, 1997, over 98% of the Company's properties were leased pursuant to net leases. In most cases, the leases are for initial terms of from 10 to 20 years and the tenant has an option to extend the initial term. The leases generally provide for a minimum base rent plus future increases (typically subject to ceilings) based on increases in the consumer price index or additional rent based upon the tenant's gross sales above a specified level (i.e., percentage rent). Where leases provide for rent increases based on increases in the consumer price index, typically such increases permanently become part of the base rent. Where leases provide for percentage rent, this additional rent is typically payable only if the tenant's gross sales for a given period (usually one year) exceed a specified level, and then is typically calculated as a percentage of only the amount of gross sales in excess of such level. In general, the leases require the tenant to pay property taxes, insurance, and expenses of maintaining the property.

MATTERS PERTAINING TO CERTAIN PROPERTIES AND TENANTS

    As of April 1, 1997, the Company's four largest tenants were Children's World Learning Centers, La Petite Academy, Golden Corral and CSK Auto, Inc. (CSK was formerly called Northern Automotive), which accounted for approximately 23.7%, 16.5%, 12.4% and 8.4%, respectively, of the Company's rental revenue for the year ended December 31, 1996. The financial position and results of operations of the Company and its ability to make distributions to stockholders and debt service payments may be materially adversely affected by financial difficulties experienced by any such major tenants or other tenants, including, but not limited to, a bankruptcy, insolvency or general downturn in the business of such tenants.

    For the year ended December 31, 1996, approximately 42.0%, 24.3% and 15.3% of the Company's rental revenues were attributable to tenants in the child care, restaurant and after-market automotive industries, respectively. A downturn in any of these industries generally, whether nationwide or limited to specific sectors of the United States, could adversely affect tenants in those industries, which in turn could materially adversely affect the financial position and results of operations of the Company and its ability to make distributions to stockholders and debt service payments. In that regard, a substantial number of the Company's properties are leased to middle market retail chains, which generally have more limited financial and other resources than certain upper market retail chains and therefore are more likely to be adversely affected by a downturn in their respective businesses or in the national or regional economy generally.

    Five of the Company's properties were vacant as of April 1, 1997 and available for lease. Four of the vacant properties were previously leased to restaurant operators and one was formerly leased to a child care operator.

    As of April 1, 1997, 20 of the Company's properties which were under lease were vacant and available for sublease by the tenant. These 20 properties (11 restaurants, four after-market automotive stores, three child care, one other store and one medical building) were available for sublease and had tenants who were current with their rent and other lease obligations.

    As of April 1, 1997, 19 of the Company's properties had been sublet to tenants in different industries than the original tenant. All of these tenants were current with their rent and other lease obligations.

DEVELOPMENT OF CERTAIN PROPERTIES

    Of the 62 New Properties acquired by the Company in 1996, 60 were occupied as of April 1, 1997 and the remaining two were pre-leased and under construction pursuant to contracts under which the tenants have agreed to develop the properties (with development costs funded by the Company) and to begin paying rent when the premises opens for business. In the case of development properties, the Company typically enters into an agreement with a tenant pursuant to which the tenant retains a contractor to construct the improvements on the property and the Company funds the costs of such development. The tenant is contractually obligated to complete the construction on a timely basis, generally within eight months after the Company purchases the land and to pay construction cost overruns to the extent they exceed the construction budget by more than a predetermined amount. The Company typically also enters into a lease with the tenant at the time the Company purchases the land, which generally requires that the tenant begin paying base rent, calculated as a percentage of the Company's acquisition cost for the property, including construction costs and capitalized interest, when the premises opens for business. During 1996, the Company acquired 18 development properties, 16 of which have been completed, are operating and paying rent. Completion of the remaining two development properties is anticipated in May 1997. The Company will continue to seek to acquire land for development under similar arrangements.

    Of the 11 properties acquired during the first quarter of 1997, six were occupied as of April 1, 1997 and the remaining five were pre-leased and under construction pursuant to contracts under which the tenants have agreed to develop the properties (with development costs funded by the Company) and to begin paying rent when the premises open for business.

                         SELECTED FINANCIAL INFORMATION

    The following table sets forth selected financial data for the Company and the Predecessor (as defined below), as the case may be, for each of the five years in the period ended December 31, 1996, and has been derived from financial statements which have been audited by the Company's independent auditors, KPMG Peat Marwick LLP. The following financial information should be read in conjunction with the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which is incorporated by reference herein and in the accompanying Prospectus, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein. The following table also includes certain property data.

                                                                  COMPANY                      PREDECESSOR(2)
                                                   -------------------------------------  ------------------------
                                                   AS OF OR FOR THE YEAR ENDED DECEMBER    AS OF OR FOR THE YEAR
                                                                    31,                      ENDED DECEMBER 31,
                                                   -------------------------------------  ------------------------
                                                      1996         1995        1994(1)       1993         1992
                                                   -----------  -----------  -----------  -----------  -----------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

OPERATING DATA
  Revenue:
    Rental revenue...............................  $    56,777  $    51,185  $    47,905  $    48,584  $    48,694
    Interest and other income....................          180          370          958          434          340
                                                   -----------  -----------  -----------  -----------  -----------
      Total revenue..............................       56,957       51,555       48,863       49,018       49,034
                                                   -----------  -----------  -----------  -----------  -----------
  Expenses:
    Depreciation and amortization................       16,422       14,849       13,790       14,689       14,811
    General and administrative expenses and
      advisor fees...............................        5,181        6,875        7,187        5,886        5,416
    Property.....................................        1,640        1,607        2,095        1,768        1,867
    Interest.....................................        2,367        2,642          396            5      --
    Provision for impairment losses..............          579      --               135          935      --
    Consolidation costs..........................      --           --            11,201      --           --
                                                   -----------  -----------  -----------  -----------  -----------
      Total expenses.............................       26,189       25,973       34,804       23,283       22,094
                                                   -----------  -----------  -----------  -----------  -----------
  Income from operations.........................       30,768       25,582       14,059       25,735       26,940
  Net gain on sales of properties................        1,455           18        1,165        3,583        1,113
                                                   -----------  -----------  -----------  -----------  -----------
  Net income.....................................  $    32,223  $    25,600  $    15,224  $    29,318  $    28,053
                                                   -----------  -----------  -----------  -----------  -----------
                                                   -----------  -----------  -----------  -----------  -----------
  Net income per share(3)........................  $      1.40  $      1.27  $      0.78  $   --       $   --
                                                   -----------  -----------  -----------  -----------  -----------
                                                   -----------  -----------  -----------  -----------  -----------
  Weighted average common shares
    outstanding(3)...............................   22,977,837   20,230,963   19,502,091      --           --
                                                   -----------  -----------  -----------  -----------  -----------
                                                   -----------  -----------  -----------  -----------  -----------
BALANCE SHEET DATA
  Properties, before accumulated depreciation....  $   564,540  $   515,426  $   450,703  $   451,738  $   476,822
  Total assets (book value)......................      454,097      417,639      352,768      384,474      395,671
  Total liabilities..............................       79,856       36,218       17,352        2,570        2,150
  Stockholders' equity...........................      374,241      381,421      335,416      381,904      393,418
OTHER DATA
  FFO(4).........................................       47,718       40,414       39,185       41,359       41,751
  Capital expenditures...........................           37          296          222           94           13
RATIOS
  Debt as a percentage of Total Assets(5)........        12.8%         4.0%         3.0%         0.3%         0.3%
  Secured Debt as a percentage of Total
    Assets(5)(6).................................         0.2%         0.2%      --           --           --
  Debt Service Coverage Ratio(7).................           27x          20x          87x       9,706x     --
  Ratio of earnings to fixed charges(8)..........           14x          10x          39x       5,865x     --
PORTFOLIO DATA (AT END OF PERIOD)
  Number of properties...........................          740          685          630          631          634
  Net rentable square feet.......................    5,226,700    4,673,700    4,064,800    4,052,800    4,468,200

--------------------------

(1) Realty Income commenced operations as a REIT on August 15, 1994 through the merger of the Partnerships with and into the Company (the "Consolidation"). The Consolidation was accounted for as a reorganization of affiliated entities under common control in a manner similar to a pooling-of-interests. Under this method, the assets and liabilities of the Partnerships were carried over at their historical book values and their operations have been recorded on a combined historical cost basis. The pooling-of-interests method of accounting also requires the reporting of the results of operations as though the entities had been combined as of the beginning of the earliest period presented. Accordingly, the results of operations for the year ended December 31, 1994 comprise those of the separate Partnerships combined from January 1, 1994 through August 15, 1994 and those of the Company from August 16, 1994 through December 31, 1994. Costs incurred to effect the Consolidation and integrate the continuing operations of the separate Partnerships were expenses of the Company in 1994, the year in which the Consolidation was consummated.

(2) Prior to the Consolidation, the Company had no significant operations. Therefore, the combined operations for the periods prior to the Consolidation represent the operations of the Partnerships (the "Predecessor").

(3) Due to the change in the capital structure caused by the Consolidation as described in note (1) above, share and per share information would not be meaningful for 1993 and 1992 and therefore has not been included.

(4) FFO is calculated by adding (i) net income before net gain on sale of properties, (ii) depreciation and amortization, (iii) provision for impairment losses and (iv) one-time Consolidation costs. Management considers FFO to be an appropriate measure of the performance of an equity REIT. FFO is used by financial analysts in evaluating REITs and can be one measure of a REIT's ability to make cash distributions. Presentation of this information will provide the reader with an additional measure to compare the performance of different REITs; however, FFO is not comparable to "funds from operations" reported by other REITs that do not define funds from operations in accordance with the National Association of Real Estate Investment Trusts ("NAREIT") definition. FFO is not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of the Company's performance or to cash flow from operating, investing and financing activities as a measure of liquidity or ability to make cash distributions or pay debt service.

   In March 1995, NAREIT issued a clarification of its definition of FFO. The clarification provides that amortization of deferred financing costs should no longer be added back to net income in arriving at FFO. Since the Company includes amortization of deferred financing costs in interest expense, it was not added back in computing the Company's FFO. The Company's FFO presented herein therefore conforms with this clarification.

(5) For a definition of the terms "Debt," "Secured Debt" and "Total Assets," see "Description of the Notes-- Additional Covenants of the Company."

(6) For 1996 and 1995, the Company's sole Secured Debt was a capitalized lease. For 1992, 1993 and 1994, the Company did not have any Secured Debt.

(7) The Debt Service Coverage Ratio is defined as Consolidated Income Available for Debt Service divided by the Annual Debt Service Charge. See "Description of the Notes--Additional Covenants of the Company."

(8) Ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, earnings consist of net income before extraordinary items plus fixed charges (excluding interest costs capitalized). Fixed charges are comprised of interest expense (including interest costs capitalized) and the amortization of debt issuance costs. On a pro forma basis, assuming that the Notes were issued and the proceeds therefrom were applied to repay indebtedness of the Company on January 1, 1996, the ratio of earnings to fixed charges for the year ended December 31, 1996 would have been 4x.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The Company was organized to operate as an equity REIT. The Company's primary business objective is to generate a consistent and predictable level of FFO per share and distributions to stockholders. Additionally, the Company generally will seek to increase FFO per share and distributions to stockholders through active portfolio management and the acquisition of additional properties. The Company also seeks to lower the ratio of distributions to stockholders as a percentage of FFO in order to allow internal cash flow to be used to fund additional acquisitions and for other corporate purposes. The Company's portfolio management focus includes: (i) contractual rent increases on existing leases; (ii) rental increases at the termination of existing leases when market conditions permit; and (iii) the active management of the Company's property portfolio, including selective sales of properties. The Company generally pursues the acquisition of additional properties under long-term, net lease agreements with initial contractual base rent which, at the time of acquisition and as a percentage of acquisition cost, is in excess of the Company's estimated cost of capital.

    The Company's common stock is listed on the NYSE under the symbol "O" and commenced trading on October 18, 1994.

    Realty Income was organized in the State of Delaware on September 9, 1993 to facilitate the merger, which was effective on August 15, 1994, of 10 private and 15 public real estate limited partnerships (the "Partnerships") with and into Realty Income.

    Investors in the Partnerships who elected to invest in the equity of the Company received a total of 19,503,080 shares of common stock. Certain investors elected to receive Variable Rate Senior Notes due 2001 totaling $12.6 million. These notes were redeemed, at par, by the Company on March 29, 1996.

    The Consolidation was accounted for as a reorganization of affiliated entities in a manner similar to a pooling-of-interests. Under this method, the assets and liabilities of the Partnerships were carried over at their historical book values and operations were recorded on a combined historical cost basis. The pooling-of-interests method of accounting also requires the reporting of the results of operations as though the entities had been combined as of the beginning of the earliest period presented. Accordingly, the results of operations for the year ended December 31, 1994 comprise those of the separate entities combined from the beginning of the period through August 15, 1994 (the date of the Consolidation) and those of the Company from August 16, 1994 through December 31, 1994.

    Prior to August 17, 1995, the Company's day-to-day affairs were managed by R.I.C. Advisor, Inc. ("R.I.C. Advisor") which provided advice and assistance regarding acquisitions of properties by the Company and performed the day-to-day management of the Company's properties and business. On August 17, 1995, R.I.C. Advisor was merged with and into Realty Income (the "Merger") and the advisory agreement between Realty Income and R.I.C. Advisor was terminated. Realty Income issued 990,704 shares of common stock as consideration for the outstanding common stock of R.I.C. Advisor.

    In July 1996, the Company expanded its board of directors to seven members. The new directors are Richard J. VanDerhoff, President and Chief Operating Officer of the Company, and Willard H. Smith Jr, formerly a Managing Director, Equity Capital Markets Division, of Merrill Lynch & Co. from 1983 until his retirement in August 1995.

    In October 1996, the Company changed transfer agents from Chase Mellon Shareholder Services to The Bank of New York.

LIQUIDITY AND CAPITAL RESOURCES

    CASH RESERVES

    Realty Income was organized for the purpose of operating as an equity REIT which acquires and leases properties and distributes to stockholders, in the form of monthly cash distributions, a substantial portion of its net cash flow generated from lease revenue. The Company intends to retain an appropriate amount of cash as working capital reserves. At December 31, 1996, the Company had cash and cash equivalents totaling $1.6 million.

    Management believes that the Company's cash and cash equivalents on hand, cash provided from operating activities and borrowing capacity are sufficient to meet its liquidity needs other than the repayment of debt for the foreseeable future, except that (as described below) the Company will require additional sources of capital to fund property acquisitions.

    CAPITAL FUNDING

    Realty Income has a $130 million three-year, revolving, unsecured Credit Facility that expires in November 1999. The credit facility currently bears interest at 1.25% over the London Interbank Offered Rate ("LIBOR") and offers the Company other interest rate options. As of April 15, 1997, $36.3 million of borrowing capacity was available to the Company under the Credit Facility. At that time, the outstanding balance was $93.7 million. On March 29, 1996, this credit facility was used to redeem the Variable Rate Senior Notes due 2001 at par, and has been and is expected to be used to acquire additional retail properties leased to national and regional retail chains under long term lease agreements. Any additional borrowings will increase the Company's exposure to interest rate risk.

    Realty Income will seek to meet its long-term capital needs for the acquisition of properties through the issuance of public or private debt or equity. In August 1995, the Company filed a universal shelf registration statement with the Commission covering up to $200 million in value of common stock, preferred stock or debt securities. After giving effect to the Offering, approximately $159.8 million of securities will have been issued under this registration statement.

    In the fourth quarter of 1995, the Company issued 2,540,000 shares of common stock at a price of $19.625 per share under the shelf registration. The net proceeds were primarily used to repay borrowings under the Credit Facility. These borrowings were used to acquire properties in 1995.

    In December 1996, the Company entered into a treasury interest rate lock agreement to hedge against the possibility of rising interest rates. Under the interest rate lock agreement, the Company receives or makes a payment based on the differential between a specified interest rate, 6.537%, and the actual 10-year treasury interest rate on a notional principal of $90 million. Based on the 10-year treasury interest rate at March 31, 1997, the Company had an unrecognized gain on the agreement of approximately $2,310,000.

    During the fourth quarter of 1996, the Company received investment grade corporate credit ratings for senior unsecured debt from Duff & Phelps Credit Rating Company, Moody's Investors Services, Inc. and Standard and Poor's Rating Group, of BBB, Baa3, and BBB-, respectively. These ratings are subject to change based upon, among other things, the Company's results of operations and financial condition.

    PROPERTY ACQUISITIONS

    During 1996, Realty Income purchased 62 New Properties in 22 states for approximately $57.5 million (excluding the estimated unfunded development costs of $1.8 million on properties under development) at March 31, 1997. These 62 properties will contain approximately 603,900 leasable square feet and are 100% leased under net leases, with an average initial lease term of 11.7 years. The weighted average annual unleveraged return on the cost of the 62 New Properties (including the estimated unfunded development costs of properties under construction) is estimated to be 10.6%, computed as estimated contractual net operating income (which in the case of a net leased property is equal to the base rent or, in the case of properties under construction, the estimated base rent under the lease) for the first year of each lease divided by the total acquisition and estimated development costs. Since it is possible that a tenant could default on the payment of contractual rent, no assurance can be given that the actual return on the cost of the 62 New Properties acquired in 1996 will not differ from the foregoing percentage.

    Of the 62 New Properties acquired in 1996, 60 were occupied as of April 1, 1997 and the remaining two were pre-leased and under construction pursuant to contracts under which the tenants have agreed to develop the properties (with development costs funded by the Company) and to begin paying rent when the premises open for business. All of the New Properties, including the properties under development, are leased with initial terms of 7.8 to 20 years.

    During 1996, the Company purchased a property which was adjacent to an existing tenant for $102,000 and leased the property to that tenant. The Company also invested $37,000 in existing properties, received equipment and other assets valued at $58,000 as settlements for amounts receivable, and purchased the outstanding Class A units in R.I.C. Trade Center, Ltd., Silverton Business Center, Ltd. and Empire Business Center, Ltd. for an aggregate of $150,000. After this purchase, Realty Income owned 100% of these partnerships, which were then dissolved. These partnerships owned three mixed-use light industrial business parks in San Diego, CA.

    During the first quarter of 1997, the Company acquired 11 retail properties in six states for $15.9 million (excluding the estimated unfunded development costs totaling $1.6 million on five such properties under construction) and selectively sold four properties, increasing the number of properties in its portfolio to 747 properties. The 11 properties acquired will contain approximately 236,200 leasable square feet and are 100% leased under net leases, with an average initial lease term of 14.0 years. The weighted average annual unleveraged return on the cost of the 11 properties (including the estimated unfunded development costs of the five properties under development) is estimated to be 10.2%, computed as estimated contractual net operating income (calculated as described above) for the first year of each lease, divided by total acquisition and estimated development costs. However, as described above, no assurance can be given that the actual return on the cost of these 11 properties will not differ from the foregoing percentage. During the first quarter of 1997, the Company also invested $2.0 million in nine development properties acquired in 1996.

                           1996 ACQUISITION ACTIVITY

                                                                                               INITIAL    APPROXIMATE
                                                                                             LEASE TERM     LEASABLE
TENANT                                  INDUSTRY                      LOCATION                 (YEARS)    SQUARE FEET
-------------------------------  ----------------------  ----------------------------------  -----------  ------------
1ST QUARTER
Carver's.......................  Restaurant              Glendale, AZ                              19.8         8,100
Econo Lube N' Tune.............  Auto Service            Chula Vista, CA                           15.0         2,800
                                                         Broomfield, CO                            15.0         2,800
                                                         Dallas, TX                                15.0         2,700
                                                         Lewisville, TX                            15.0         2,600
2ND QUARTER
Dairy Mart.....................  Convenience Store       Mt Washington, KY(1)                      20.0         2,800
                                                         Tipp City, OH(1)                          15.0         3,800
Econo Lube N' Tune.............  Auto Service            Arvada, CO                                15.0         2,800
Jiffy Lube.....................  Auto Service            Centerville, OH                           20.0         2,400
3RD QUARTER
Best Buy.......................  Consumer Electronics    Thousand Oaks, CA                         20.0        59,200
Dairy Mart.....................  Convenience Store       Streetsboro, OH(1)                        15.0         3,800
                                                         Wadsworth, OH(1)                          15.0         2,700
Econo Lube N' Tune.............  Auto Service            Arvada, CO(1)                             15.0         2,500
                                                         Virginia Beach, VA                        15.0         2,800

                                                                                               INITIAL    APPROXIMATE
                                                                                             LEASE TERM     LEASABLE
TENANT                                  INDUSTRY                      LOCATION                 (YEARS)    SQUARE FEET
-------------------------------  ----------------------  ----------------------------------  -----------  ------------
                                                         Bremerton, WA                             15.0         2,800
Jiffy Lube.....................  Auto Service            Beavercreek, OH(1)                        20.0         2,300
                                                         Huber Heights, OH(1)                      20.0         2,300
Speedy Brake & Muffler.........  Auto Service            Hartford, CT                              15.0        10,000
                                                         Indianapolis, IN                          15.0         5,300
                                                         Milwaukee, WI                             15.0         5,300
4TH QUARTER
Best Buy.......................  Consumer Electronics    Topeka, KS                                20.0        45,600
East Coast Oil.................  Convenience Store       Stafford, VA                              15.0         2,800
                                                         Warrenton, VA                             15.0         3,600
Econo Lube N' Tune.............  Auto Service            Thornton, CO                              15.0         2,800
                                                         Olathe, KS(1)                             15.0         2,800
                                                         Independence, MO                          15.0         2,800
                                                         Richmond, VA                              15.0         2,900
Jiffy Lube.....................  Auto Service            Hamilton, OH(1)                           20.0         2,300
Rex Stores.....................  Consumer Electronics    Oxford, AL                                 7.8        10,000
                                                         Tuscaloosa, AL                             7.8        12,000
                                                         Bradenton, FL                              7.8         6,300
                                                         Mary Esther, FL                            7.8         8,200
                                                         Melbourne, FL                              7.8         8,000
                                                         Merritt Island, FL                         7.8        10,000
                                                         Ocala, FL                                  7.8        10,000
                                                         Pensacola, FL                              7.8        64,600
                                                         Tallahassee, FL                            7.8        10,600
                                                         Titusville, FL                             7.8        12,000
                                                         Venice, FL                                 7.8         8,200
                                                         Rome, GA                                   7.8        10,000
                                                         Council Bluffs, IA                         7.8         9,000
                                                         Des Moines, IA                             7.8        10,000
                                                         Peoria, IL                                 7.8         8,800
                                                         Rockford, IL                               7.8        10,100
                                                         Springfield, IL                            7.8        10,300
                                                         Anderson, IN                               7.8        15,600
                                                         Muncie, IN                                 7.8        12,500
                                                         Richmond, IN                               7.8         6,500
                                                         Columbus, MS                               7.8        10,000
                                                         Greenville, MS                             7.8         9,100
                                                         Gulfport, MS                               7.8        12,000
                                                         Hattiesburg, MS                            7.8        12,000
                                                         Jackson, MS                                7.8        15,100
                                                         Meridian, MS                               7.8         9,000
                                                         Tupelo, MS                                 7.8        12,000
                                                         Vicksburg, MS                              7.8        10,000
                                                         Lakewood, NY                               7.8        14,100
                                                         Defiance, OH                               7.8         7,200
                                                         Kettering, OH                              7.8        10,600
                                                         Bristol, TN                                7.8        12,400
                                                         Clarksville, TN                            7.8        10,100
                                                         Vienna, WV                                 7.8        12,200
                                                                                                    ---   ------------
Average/Total..........................................                                            11.7       603,900
                                                                                                    ---   ------------
                                                                                                    ---   ------------

--------------------------
(1) The Company acquired these properties as undeveloped land and is funding construction and other costs relating to the development of the properties by the tenants. The tenants have entered into leases with the Company covering these properties and are contractually obligated to complete construction on a timely basis and to pay construction cost overruns to the extent they exceed the construction budget by more than a predetermined percentage. As of December 31, 1996, the total acquisition and estimated construction costs for the properties under development was $8.7 million, of which $3.8 million had not been funded. As of April 1, 1997, tenants of seven of these properties had assumed occupancy and begun paying rent because development of such properties was substantially completed.

    DISTRIBUTIONS

    Cash distributions paid for the years ended December 31, 1996, 1995 and 1994 were $48.1 million, $36.7 million and $44.7 million, respectively. The 1996 and 1994 cash distributions include a special distribution of $5.3 million and $5.8 million, respectively.

    For the year ended December 31, 1996, the Company paid 11 monthly distributions of $0.155 per share and increased the monthly distributions to $0.1575 per share in December 1996. The regular distributions paid during 1996 totaled $1.8625 per share. In addition, the Company paid a special distribution of $0.23 per share in January 1996. Total distributions paid in 1996 were $2.0925 per share. For tax purposes, a portion of the special distribution, in the amount of approximately $0.144 per share, was taxable as ordinary income in 1995 and the remaining $0.086 per share was included in each stockholders 1996 Form 1099. In December 1996, and January and February 1997, the Company declared distributions of $0.1575 per share which were paid on January 15, 1997, February 17, 1997 and March 17, 1997, respectively.

    For the year ended December 31, 1995, the Company paid monthly distributions of $0.15 per share from January through July and increased its monthly distributions to $0.155 per share in August. Monthly distributions of $0.155 per share were paid in August through December 1995. The distributions paid for 1995 totaled $1.825 per share.

    The 1994 distributions were made up of eight partnership and four corporate monthly distributions in the aggregate amount of $38.9 million and the final partnership distribution of $5.8 million. The 1994 final partnership distributions were substantially comprised of proceeds from the sales of properties sold during 1993.

    From August 15, 1994, the date of the Consolidation, through December 31, 1994, the Company paid four monthly distributions of $0.15 per share, totaling $0.60 per share. Prior to the Consolidation on August 15, 1994, the Company did not have equivalent shares outstanding so no comparative per share information is presented.

    OTHER INFORMATION

    As a result of the Merger on August 17, 1995, the Company assumed a defined benefit pension plan (the "Plan") covering substantially all of its employees. The board of directors of R.I.C. Advisor froze the Plan effective May 31, 1995. For each Plan participant, the accrued benefit earned under the Plan as of May 31, 1995 was frozen. The Plan was terminated on January 2, 1996. As part of the Plan's termination, the Company met its obligation to the Plan of $2.3 million in February 1997.

    In December 1996, the Company obtained a five year environmental insurance policy on the property portfolio. Based upon the 740 properties in the portfolio at December 31, 1996, the cost of the insurance will be approximately $80,000 per year. The limit of the policy is $10.0 million for each loss and $20.0 million in the aggregate, with a $100,000 deductible. There is a sublimit on properties with underground storage tanks of $1.0 million per occurrence and $5.0 million in the aggregate, with a deductible of $25,000.

FUNDS FROM OPERATIONS

    FFO for 1996 was $47.7 million versus $40.4 million during 1995 and $39.2 million during 1994. Realty Income defines FFO as net income before net gain on sales of properties and the one-time expenses of the 1994 Consolidation, plus provision for impairment losses, plus depreciation and amortization. In accordance with the recommendations of the National Association of Real Estate Investment Trusts ("NAREIT"), amortization of deferred financing costs are not added back to net income to calculate FFO. Amortization of financing costs are included in interest expense in the consolidated statements of income.

    Management considers FFO to be an appropriate measure of the performance of an equity REIT. FFO is used by financial analysts in evaluating REITs and can be one measure of a REIT's ability to make cash distribution payments. Presentation of this information provides the reader with an additional measure to compare the performance of different REITs, although it should be noted that not all REITs calculate FFO the same way so comparisons with such REITs may not be meaningful.

    FFO is not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of the Company's performance or to cash flow from operating, investing, and financing activities as a measure of liquidity or ability to make cash distributions or to pay debt service.

    Below is reconciliation of net income to FFO (dollars in thousands):

                                                                 1996       1995       1994
                                                               ---------  ---------  ---------
Net Income...................................................  $  32,223  $  25,600  $  15,224
Plus Depreciation and Amortization...........................     16,422     14,849     13,790
Plus Provision for Impairment Losses.........................        579     --            135
Plus Consolidation Costs.....................................     --         --         11,201
Less Depreciation of Furniture, Fixtures and Equipment.......        (51)       (17)    --
Less Net Gain on Sales of Properties.........................     (1,455)       (18)    (1,165)
                                                               ---------  ---------  ---------
Total FFO....................................................  $  47,718  $  40,414  $  39,185
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    For 1996, 1995 and 1994, FFO exceeded cash distributions, excluding the non-recurring special distributions of $5.3 million in 1996 (pertaining to the Merger) and $5.8 million in 1994 (final distribution for the predecessor Partnerships), by $4.9 million, $3.7 million and $369,000, respectively.

RESULTS OF OPERATIONS

    Prior to the Consolidation on August 15, 1994, the capital structure of the Partnerships consisted of limited partner interests with no long term debt. In the Consolidation, limited partners exchanged their partnership units for shares of common stock or debt securities of the Company. The general partners did not receive any shares of common stock or debt securities of the Company for their general partner interests. Due to these changes in capital structure, which were caused by the Consolidation, and additional expenses associated with the operations of a publicly traded REIT, the results of operations for the year ended December 31, 1994 are not necessarily comparable to 1996 and 1995.

    COMPARISON OF 1996 TO 1995

    Rental revenue was $56.8 million for 1996 versus $51.2 million for 1995, an increase of $5.6 million. The increase in rental revenue was primarily due to the acquisition of 124 properties from December 1994 through December 1996. These properties generated revenue in 1996 and 1995 of $8.8 million and $3.8 million, respectively, an increase of $5.0 million. During 1997, the contractual lease payments (not including any percentage rents or estimated rent from properties under development) on these 124 properties are approximately $13.6 million.

    At December 31, 1996, 723 or 98.8% of the Company's leases, on the 732 single-tenant properties, provide for increases in rents through (i) base rent increases tied to a consumer price index with adjustment ceilings or (ii) overage rent based on a percentage of the tenants' gross sales. Some leases contain both types of clauses. Rental revenue generated on the 619 properties owned for all of both 1995 and 1996 increased by $871,000 or 1.9%, to $48.0 million from $47.1 million. Percentage rent, which is included in rental revenue, was $1.7 million for 1996 as compared to $1.6 million in 1995.

    The following table represents Realty Income's rental revenue by industry for the years ended December 31, 1996 and 1995:

                                              DECEMBER 31, 1996             DECEMBER 31, 1995
                                         ----------------------------  ----------------------------
                                            RENTAL      PERCENTAGE OF     RENTAL      PERCENTAGE OF
INDUSTRY                                    REVENUE         TOTAL         REVENUE         TOTAL
---------------------------------------  -------------  -------------  -------------  -------------
Automotive Parts.......................  $   4,814,000         8.5%    $   4,724,000         9.2%
Automotive Service.....................      3,859,000         6.8%        3,007,000         5.9%
Child Care.............................     23,854,000        42.0%       23,358,000        45.6%
Consumer Electronics...................        507,000         0.9%         --             --
Convenience Stores.....................      2,647,000         4.7%        1,254,000         2.4%
Home Furnishings.......................      2,496,000         4.4%        1,471,000         2.9%
Restaurant.............................     13,836,000        24.3%       12,632,000        24.7%
Other..................................      4,764,000         8.4%        4,739,000         9.3%
                                         -------------       -----     -------------       -----
Total..................................  $  56,777,000       100.0%    $  51,185,000       100.0%
                                         -------------       -----     -------------       -----
                                         -------------       -----     -------------       -----

    Unleased properties are a factor in determining gross revenue generated and property costs incurred by the Company. At December 31, 1996, the Company had nine properties that were not under lease as compared to four properties at December 31, 1995. The remaining 731 properties were under lease agreements with third party tenants as of December 31, 1996.

    The significant portion of the remaining revenue earned during 1996 and 1995 was attributable to interest earned on cash invested in two funds which hold short-term investments in United States government agency securities and treasury securities. Interest revenue was $109,000 for 1996 as compared to $276,000 during 1995. The decrease in interest revenue was due to lower average cash balances held during 1996, which reflects the Company's desire to maintain an appropriate amount of cash as working capital reserves and invest excess available cash in properties.

    Depreciation and amortization was $16.4 million in 1996 versus $14.8 million in 1995. The $1.6 million increase was primarily due to the depreciation of properties acquired during 1995 and 1996 and amortization of goodwill recorded in connection with the Merger of R.I.C. Advisor.

    Total advisor fees and general and administrative expenses decreased by $1.7 million to $5.2 million in 1996 versus $6.9 million in 1995. General and administrative expenses were $5.2 million in 1996 versus $3.2 million in 1995 and advisor fees of $3.7 million in 1995. The $2.0 million increase in general and administrative expenses was due primarily to the Merger of R.I.C. Advisor. Subsequent to the Merger, the Company commenced paying for management, accounting systems, office facilities and professional and support personnel expenses (i.e., costs of being self-administered). Prior to August 17, 1995, such costs were the responsibility of R.I.C. Advisor.

    During the third quarter of 1996, the Company initiated a 401(k) plan. Costs of $65,000 associated with the plan are included in general and administrative expenses.

    Property expenses were $1.6 million in 1996 and 1995. Property expenses are broken down into costs associated with multi-tenant non-net lease properties, unleased single-tenant properties and general portfolio expenses. Expenses related to the multi-tenant and unleased single-tenant properties include, but are not limited to, property taxes, maintenance, insurance, utilities, site checks, bad debt expense and legal fees. General portfolio costs include, but are not limited to, insurance, legal, site checks and title search fees.

    Property expenses of $1.0 million were incurred on ten multi-tenant properties during 1996, eight of which were owned at the end of 1996. Property expenses of $1.0 million were incurred on eleven multi-tenant properties in 1995, ten of which were owned at the end of 1995. During 1996 two multi-tenant properties were sold and in 1995 one multi-tenant property was sold. Expenses incurred in 1996 on ten unleased single-tenant properties totaled $250,000 as compared to $161,000 in 1995 on seven unleased single-tenant properties. At December 31, 1996, nine properties were available for lease, one of which was a multi-tenant property. At December 31, 1995, four single-tenant properties were available for lease. The $89,000 increase is due to property taxes, maintenance and utilities on the additional vacant properties. General portfolio expenses in 1996 and 1995 totaled $337,000 and $441,000, respectively. The decrease in general portfolio costs is primarily due to a decrease in insurance costs.

    Interest expense is made up of four components which include: (i) interest on outstanding loans and notes; (ii) commitment fees on the undrawn portion of the Credit Facility; (iii) amortization of the Credit Facility origination costs; which are offset by: (iv) interest capitalized on properties under development. Interest capitalized on properties under development is included in the cost of the completed property and amortized over the estimated useful life of the property.

    Interest expense decreased by $275,000 to $2.4 million in 1996 as compared to $2.6 million for 1995. Interest incurred on loans and notes in 1996 and 1995 was $2.1 million and $2.4 million, respectively. Interest incurred was $266,000 lower in 1996 than in 1995 due to a decrease in the average outstanding balance and lower interest rates on the Credit Facility and the notes that were redeemed by the Company on March 29, 1996 (the "Redeemed Notes"). During 1996, the average outstanding balance and interest rate were $30.7 million and 6.96% as compared to $31.3 million and 7.68% during the comparable period in 1995. Included in the interest incurred in 1996 and 1995 was capitalized interest totaling $150,000 and $217,000, respectively. Commitment fees in 1996 were $156,000 as compared to $127,000 in 1995. In 1996 and 1995, a commitment fee of 0.15% per annum was incurred on the undrawn portion of the Credit Facility. Commitment fees increased in 1996 because the borrowing capacity was increased to $130 million from $100 million in December 1995. Amortization of the Credit Facility origination fees was $224,000 in 1996 as compared to $329,000 in 1995. The amortized Credit Facility origination fees decreased in 1996 as compared to 1995, because in December 1995 the term of the Credit Facility was extended one year, which extended the period of time over which unamortized fees are amortized.

    The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In 1996, a $579,000 charge was taken to reduce the net carrying value on four properties because they became held for sale. No charge was recorded for an impairment loss in 1995.

    The Company anticipates property sales will occur in the normal course of business. During 1996, the Company recorded a gain of $1.5 million on the sale of two multi-tenant properties, five restaurant properties and the granting of an easement on another property. During 1995, the Company recorded a net gain of $18,000 on the sale of two child care properties and a multi-tenant property. During 1996 and 1995, cash proceeds generated from these sales were $4.4 million and $617,000, respectively.

    For 1996, the Company recorded net income of $32.2 million versus $25.6 million in 1995. The $6.6 million increase in net income is primarily due to an increase in rental revenue from 124 properties acquired from December 1994 through December 1996 of $5.0 million, an increase in the net gain on sales of properties of $1.4 million and a net decrease in advisor fees and general and administrative expenses of $1.7 million, offset by an increase in depreciation and amortization expense of $1.6 million.

    COMPARISON OF 1995 TO 1994

    Rental revenue was $51.2 million for 1995 versus $47.9 million for 1994, an increase of $3.3 million. The increase in rental revenue was primarily due to the acquisition of 62 properties from December 1994 through December 1995. These properties generated revenue of $3.8 million in 1995. This increase in rental revenue was offset in part by a decline in revenue from properties owned during both 1995 and 1994 that was primarily attributable to a decline in percentage rents. Percentage rent was $1.6 million for 1995 as compared to $2.6 million in 1994.

    The following table represents Realty Income's rental revenue by industry for the years ended December 31, 1995 and 1994:

                                              DECEMBER 31, 1995             DECEMBER 31, 1994
                                         ----------------------------  ----------------------------
                                            RENTAL      PERCENTAGE OF     RENTAL      PERCENTAGE OF
INDUSTRY                                    REVENUE         TOTAL         REVENUE         TOTAL
---------------------------------------  -------------  -------------  -------------  -------------
Automotive Parts.......................  $   4,724,000         9.2%    $   4,977,000        10.4%
Automotive Service.....................      3,007,000         5.9%        2,705,000         5.7%
Child Care.............................     23,358,000        45.6%       23,522,000        49.1%
Convenience Stores.....................      1,254,000         2.4%         --             --
Home Furnishings.......................      1,471,000         2.9%         --             --
Restaurant.............................     12,632,000        24.7%       12,047,000        25.1%
Other..................................      4,739,000         9.3%        4,654,000         9.7%
                                         -------------       -----     -------------       -----
Total..................................  $  51,185,000       100.0%    $  47,905,000       100.0%
                                         -------------       -----     -------------       -----
                                         -------------       -----     -------------       -----

    Unleased properties are a factor in determining gross revenue generated and property costs incurred by the Company. At December 31, 1995 and 1994, the Company had four properties that were not under lease, while the remaining 681 and 626 properties, respectively, were under lease agreements with third party tenants.

    The significant portion of the remaining revenue earned during 1995 and 1994 was attributable to interest earned on cash invested in two funds which hold short-term investments in United States government agency securities or direct purchases of short-term United States government agency securities. Interest revenue was $276,000 for 1995 as compared to $862,000 during 1994. The decrease in interest revenue was due to a reduction of cash held, which was primarily invested in properties.

    Depreciation and amortization was $14.8 million in 1995 versus $13.8 million in 1994. The $1.0 million increase was primarily due to the depreciation of 62 properties acquired from December 1994 through December 31, 1995 and amortization of goodwill recorded in connection with the Merger of R.I.C. Advisor.

    Total advisor fees and general and administrative expenses decreased by $312,000 to $6.9 million in 1995 versus $7.2 million in 1994. General and administrative expenses were $3.2 million in 1995 versus $1.8 million in 1994. R.I.C. Advisor fees were $3.7 million in 1995 versus $5.4 million in 1994. The $1.4 million increase in general and administrative expenses and $1.7 million decrease in advisor fees was due to the Merger of R.I.C. Advisor. Subsequent to the Merger, the Company commenced paying for management, accounting systems, office facilities, and professional and support personnel expenses (i.e., costs of being self-administered). Such costs were the responsibility of R.I.C. Advisor through August 17, 1995.

    The advisor fees for 1995 were calculated in accordance with the terms of the advisory agreement which became effective August 15, 1994 and was terminated on August 17, 1995. Prior to August 16, 1994, advisor fees were calculated in accordance with the terms of the partnership agreements of the Partnerships.

    Administrative expense in 1994 included approximately $500,000 of one-time expenses primarily associated with the distribution of stock certificates, shareholder informational material and final partnership K-1's to shareholders after the Consolidation had occurred. Other administrative expenses increased in 1995 compared to 1994 due to additional expenses associated with the operation of a publicly traded REIT including, but not limited to, transfer agent fees, NYSE fees, board of directors fees and property acquisition expenses.

    Property expenses decreased to $1.6 million in 1995 as compared to $2.1 million in 1994. The $488,000 decrease was primarily due to a decrease in property taxes, maintenance and utilities.

    Interest expense for 1995 was $2.6 million as compared to $396,000 for 1994. Of the $2.2 million increase, $1.4 million was for interest paid on the Credit Facility in 1995 and $665,000 for interest paid on the Redeemed Notes. Interest incurred on loans and notes in 1995 and 1994 was $2.4 million and $354,000, respectively. Interest incurred was higher in 1995 due to borrowings on the Credit Facility and the Redeemed Notes issued as part of the Consolidation. During 1995, the average outstanding balances and interest rates on the Credit Facility and the Redeemed Notes were $31.3 million and 7.68%. Included in the interest incurred in 1995 was capitalized interest totaling $217,000. No interest was capitalized in 1994. Commitment fees in 1995 were $127,000 as compared to $13,000 in 1994. In 1995 and 1994, a commitment fee of 0.15% per annum was incurred on the undrawn portion of the Credit Facility. Amortization of the Credit Facility origination fees was $329,000 in 1995 as compared to $29,000 in 1994. Commitment fees and amortization of Credit Facility origination fees increased in 1995 because the Credit Facility was not entered into until November 1994.

    The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In 1994, a $135,000 charge was taken to reduce the net carrying value on one property because it became held for sale. No charge was recorded for an impairment loss in 1995.

    In 1994, the Company expensed Consolidation costs aggregating $11.2 million which were nonrecurring costs incurred to effect the Consolidation. In a manner similar to the pooling-of-interests method of accounting, the Consolidation costs were charged to expense upon the consummation of the Consolidation. Such costs included, but were not limited to, fees paid to underwriters, appraisers, attorneys, and accountants, as well as costs associated with obtaining a fairness opinion, soliciting the limited partners, and registering and listing the common stock and the Redeemed Notes on the NYSE.

    During 1995, the Company recorded a net gain of $18,000 on the sale of two child care properties and a multi-tenant property. During 1994, the Company recorded a gain of $1.2 million on the sale of five restaurant properties. During 1995 and 1994 cash proceeds generated from these sales were $617,000 and $3.8 million, respectively.

    For 1995, the Company recorded net income of $25.6 million versus $15.2 million in 1994. The net income in 1994 was negatively impacted by one time Consolidation costs of $11.2 million. Net income for 1994, excluding the Consolidation costs, was $26.4 million.

IMPACT OF INFLATION

    Tenant leases generally provide for increases in rent as a result of increases in the tenant's sales volumes or increases (typically subject to ceilings) in the consumer price index. Management expects that inflation will cause these lease provisions to result in increases in rent over time. However, inflation and increased costs may have an adverse impact on the tenants if increases in the tenant's operating expenses exceed increases in revenue. At December 31, 1996, approximately 98% of the properties are leased to tenants under net leases in which the tenant is responsible for substantially all property costs and expenses. These features in the leases reduce the Company's exposure to rising expenses due to inflation.

                           MANAGEMENT OF THE COMPANY

    The following table sets forth the executive officers and members of the Board of Directors of Realty Income:

NAME                                                     TITLE                               AGE
-------------------------------  ------------------------------------------------------      ---
William E. Clark...............  Chairman of the Board and Chief Executive Officer;
                                   Director                                                      59

Richard J. VanDerhoff..........  President and Chief Operating Officer; Director                 43

Thomas A. Lewis................  Vice Chairman of the Board and Vice President Capital
                                   Markets; Director                                             44

John W. Wolfe..................  Vice President, Portfolio Acquisitions                          48

Gary M. Malino.................  Vice President, Chief Financial Officer and Treasurer           39

Michael R. Pfeiffer............  Vice President, General Counsel and Secretary                   36

Richard G. Collins.............  Vice President, Portfolio Management                            49

Donald R. Cameron..............  Director                                                        57

Roger P. Kuppinger.............  Director                                                        56

Michael D. McKee...............  Director                                                        51

Willard H. Smith Jr............  Director                                                        60

    Set forth below is a summary of the business experience of the above-listed persons.

    WILLIAM E. CLARK has been the Chairman of the Board of Directors and Chief Executive Officer and a Director of the Company since September 1993 and has been involved as a principal in commercial real estate acquisition, development, management and sales for over 30 years. His involvement includes land acquisition, tenant lease negotiations, construction and sales of prime commercial properties for regional and national fast-food restaurant, automotive and retail chain store operations throughout the United States. He had been a director and an officer of R.I.C. Advisor since 1969 until it was merged with the Company on August 17, 1995 (the "Merger").

    RICHARD J. VANDERHOFF has been President and Chief Operating Officer of Realty Income since November 1994 and a Director of the Company since July 1996 and had been with R.I.C. Advisor from 1987 until the Merger. From August 1994 to November 1994, he served as general counsel of the Company. Prior to 1987, he was employed as Vice President, General Counsel and Secretary of FNCO Corporation, an owner and operator of community newspaper companies located throughout the midwest United States (1984-1987) and was in private law practice specializing in real property and business law (1980-1984). He graduated from Jacksonville University, B.S., and the University of San Diego School of Law, J.D.

    THOMAS A. LEWIS has been the Vice Chairman of the Board of Directors, Vice President, Capital Markets and a Director of the Company since September 1993 and had been with R.I.C. Advisor from 1987 until the Merger. Prior to joining R.I.C. Advisor, he served in various capacities, including Senior Vice President with Johnstown Capital, a real estate management and syndication company (1982-1987), and Investment Specialist with Sutro & Co., a member of the New York Stock Exchange (1979-1982), and was employed by the Procter & Gamble Company (1974-1979). He graduated from Chaminade University of Hawaii, B.A., and holds NASD General Securities (Series 7) and Registered Principal (Series 24) licenses.

    JOHN H. WOLFE has been Vice President, Portfolio Acquisitions of the Company since August 1995 and had been with R.I.C. Advisor from 1983 until the Merger. He has announced his retirement from the

Company, to be effective in June 1997. Prior to joining R.I.C. Advisor, he was the Director of Development for Black Angus Restaurants (1978-1983) and owned and operated a real estate investment company (1975-1978). He graduated from San Diego State University, B.S.

    GARY M. MALINO has been Chief Financial Officer of the Company since August 1994 and the Vice President, Chief Financial Officer and Treasurer of the Company since August 1995 and had been with R.I.C. Advisor from 1985 until the Merger. Prior to joining R.I.C. Advisor in 1985, he was a Certified Public Accountant with Kendall & Forman, an accountancy corporation (1981-1985) and Assistant Controller with McMillin Development Company, a real estate development company (1979-1981). He graduated from San Diego State University, B.S.

    MICHAEL R. PFEIFFER has been Vice President, General Counsel and Secretary of the Company since August 1995 and had been with R.I.C. Advisor from 1990 until the Merger. Prior to joining R.I.C. Advisor he was in private practice specializing in real estate transactional law (1987-1990), and was employed as Associate Counsel with First American Title Insurance Company (1986-1987). He graduated from the University of Rhode Island, B.S., and the University of San Diego School of Law, J.D. He is a licensed attorney and member of the State Bar of California and the State Bar of Florida.

    RICHARD G. COLLINS has been Vice President, Portfolio Management of the Company since August 1995 and had been with R.I.C. Advisor from 1990 until the Merger. The Company plans to appoint him Vice President, Portfolio Acquisitions in connection with Mr. Wolfe's retirement from this position. Prior to joining R.I.C. Advisor, he was involved as a principal in the acquisition and sale of land and commercial real estate and a general partner for land and commercial real estate partnerships (1979-1990) and a leasing and sales specialist in the Office Properties Division for Grubb & Ellis Commercial Real Estate Services (1974-1979). He graduated from San Diego State University, B.S.

    DONALD R. CAMERON has been a Director of the Company since August 1994 and is a co-founder and President of Cameron, Murphy & Spangler, Inc., a securities broker-dealer firm located in Pasadena, California. He graduated from the University of Glasgow, Scotland, B.Sc. Prior to founding Cameron, Murphy & Spangler in 1975, he worked at the securities brokerage firm of Glore Forgan Staats, Inc. and its successors (1969-1975). He is currently a director of Ayr United Football and Athletic Club, Ltd. Mr. Cameron is chairman of the Compensation Committee and is a member of the Audit Committee, the Special Committee and the Corporate Governance Committee.

    ROGER P. KUPPINGER has been a Director of the Company since August 1994 and is a self-employed investment banker and financial advisor and is an active investor in both private and public companies. Prior to March 1994, he was a Managing Director at the investment banking firm Sutro & Co. Inc. He graduated from Northwestern University, B.S. and M.B.A., and from LaSalle University in Chicago, LL.B. Prior to joining Sutro in 1969, he worked at First Interstate Bank, formerly named United California Bank (1964-1969). He has served on over ten boards of directors for both public and private companies, and currently serves on the board of directors of BRE Properties, Inc. Mr. Kuppinger is chairman of the Audit Committee and is a member of the Compensation Committee, the Special Committee and the Corporate Governance Committee.

    MICHAEL D. MCKEE has been a Director of the Company since August 1994 and has been Executive Vice President of The Irvine Company since March 1994 and has served as Chief Financial Officer of The Irvine Company since January 1997. Prior thereto, he was a partner in the law firm of Latham & Watkins. He graduated from Azusa Pacific University, B.A., University of Southern California, M.A., and University of California at Los Angeles, J.D. His business and legal experience includes numerous acquisition and disposition transactions, as well as a variety of public and private offerings of equity and debt securities. He is currently a member of the board of directors of Health Care Property Investors, Inc., Circus Circus Enterprises, Inc. and Irvine Apartment Communities, Inc. Mr. McKee is chairman of the Special Committee and is a member of the Compensation Committee, the Audit Committee and the Corporate Governance Committee.

    WILLARD H. SMITH JR has been a Director of the Company since July 1996 and was the Managing Director, Equity Capital Markets Division, of Merrill Lynch & Co. from 1983 until his recent retirement. Prior to joining Merrill Lynch in 1979, he was employed by F. Eberstadt & Co. (1971-1979). Mr. Smith also serves on the board of directors of four investment companies: Cohen & Steers Realty Shares; Cohen & Steers Realty Income Fund; Cohen & Steers Total Return Realty Fund; and Cohen & Steers Special Equity Fund, Inc. Additionally, he is a member of the board of directors of Essex Property Trust and Highwoods Property Trust, two NYSE listed real estate investment trusts, and Willis Lease Finance Corporation, a Nasdaq listed company. Mr. Smith is chairman of the Corporate Governance Committee and is a member of the Audit Committee, the Special Committee and the Compensation Committee.

                            DESCRIPTION OF THE NOTES

    The following description of the particular terms of the Notes offered hereby supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus. The following statements relating to the Notes and the Indenture (as defined below) are summaries of provisions contained therein and do not purport to be complete. Such statements are qualified by reference to the provisions of the Notes and the Indenture, including the definitions therein of certain terms. Unless otherwise expressly stated or the context otherwise requires, all references to the "Company" appearing under this caption "Description of the Notes" and under the caption "Description of Debt Securities" in the accompanying Prospectus shall mean Realty Income Corporation excluding its consolidated subsidiaries. Other capitalized terms used herein but not otherwise defined shall have the meanings given to them in the accompanying Prospectus.

    The Notes constitute Debt Securities (which are more fully described in the accompanying Prospectus), to be issued pursuant to an indenture (the "Indenture") between the Company and The Bank of New York, as trustee (the "Trustee"). The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The Notes are subject to all such terms, and investors are referred to the Indenture and the TIA for a statement thereof.

GENERAL

    The Notes will be a separate series of Debt Securities under the Indenture, limited in aggregate principal amount to $110 million. Such series may not be reopened for the issuance of additional Debt Securities of such series. The Notes will be direct, senior unsecured obligations of the Company and will rank equally with all other senior unsecured indebtedness of the Company from time to time outstanding. The Notes will be effectively subordinated to all indebtedness and other liabilities (including guarantees) of the Company's subsidiaries and will also be effectively subordinated to any senior secured indebtedness of the Company to the extent of any collateral pledged as security therefor. As of March 31, 1997, such subsidiary indebtedness (not including guarantees of borrowings under the Credit Facility) and other liabilities (primarily rents received in advance) aggregated approximately $331,000 and the Company (excluding its subsidiaries) had unsecured senior indebtedness aggregating approximately $94.7 million (approximately $6.5 million (excluding the Notes) on a pro forma basis after giving effect to this Offering and the application of the net proceeds therefrom) and senior secured indebtedness aggregating approximately $869,000. See "Use of Proceeds" and "Capitalization." Subject to certain limitations set forth in the Indenture and as described below under "--Additional Covenants of the Company," the Indenture will permit the Company and its subsidiaries to incur additional secured and unsecured indebtedness.

    The Notes will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples thereof. The Notes will be evidenced by a global Note (the "Global Note") in book-entry form, except under the limited circumstances described below under "--Book Entry System." Notices or demands to or upon the Company in respect of the Notes and the Indenture may be served and, in the event that Notes are issued in definitive certificated form, Notes may be surrendered for payment, registration of transfer or exchange, at the office or agency of the Company maintained for such purpose in the Borough of Manhattan, The City of New York, which shall initially be the corporate trust office of the Trustee, which on the date of this Prospectus Supplement is located at Attention: Corporate Trust Administration, 101 Barclay Street, 21st Floor, New York, New York 10286.

    Reference is made to the section titled "Description of Debt Securities--Certain Covenants" in the accompanying Prospectus and "--Additional Covenants of the Company" below for a description of certain covenants applicable to the Notes. Compliance with such covenants generally may not be waived unless the holders of a majority in principal amount of the outstanding Notes consent to such waiver. In addition, the defeasance and covenant defeasance provisions of the Indenture described under "Description of Debt Securities--Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the Notes; such covenant defeasance will be applicable with respect to the covenants described in the accompanying Prospectus under "Description of Debt Securities--Certain Covenants" (except the covenant requiring the Company to preserve and keep in full force and effect its corporate existence) and the covenants described below under "--Additional Covenants of the Company".

    Except as described under "Description of Debt Securities--Merger, Consolidation or Sale of Assets" in the accompanying Prospectus or "--Additional Covenants of the Company" below, the Indenture does not contain any provisions that would afford holders of the Notes protection in the event of (i) a highly leveraged or similar transaction involving the Company, (ii) a change of control or the management of the Company, or (iii) a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders of the Notes. In addition, subject to the limitations set forth under "Description of Debt Securities--Merger, Consolidation or Sale of Assets" in the accompanying Prospectus, the Company may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Company with another entity that would increase the amount of the Company's indebtedness or substantially reduce or eliminate the Company's assets, which may have an adverse affect on the Company's ability to service its indebtedness, including the Notes.

    The Company has no present intention of engaging in a highly leveraged or similar transaction involving the Company. In addition, certain restrictions on ownership and transfers of the Company's capital stock designed to preserve its status as a REIT may act to prevent or hinder any such transaction or change of control.

INTEREST AND MATURITY

    The Notes will mature on May 6, 2007 (the "Maturity Date"). The Notes are not subject to any sinking fund provisions. The Notes are subject to redemption at the Company's option and are not subject to repayment or repurchase by the Company at the option of the Holders (as defined below). See
"--Optional Redemption."

    The Notes will bear interest at the rate per annum set forth on the cover page of this Prospectus Supplement from the date of issuance or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable semi-annually in arrears on each May 6 and November 6 (the "Interest Payment Dates"), commencing November 6, 1997, to the persons (the "Holders") in whose names the Notes are registered in the security register applicable to the Notes at the close of business on the April 21 or October 22 (the "Regular Record Dates"), as the case may be, immediately prior to such Interest Payment Dates regardless of whether such Regular Record Date is a Business Day. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

    If any Interest Payment Date, the Maturity Date, any date fixed for redemption or any other day on which the principal of, premium, if any, or interest on a Note becomes due and payable falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date, Maturity Date, redemption date or other date, as the case may be.

ADDITIONAL COVENANTS OF THE COMPANY

    Reference is made to the section titled "Description of Debt Securities" in the accompanying Prospectus for a description of certain covenants applicable to the Notes. In addition to the foregoing, the following covenants of the Company will apply to the Notes for the benefit of the Holders of the Notes:

    LIMITATION ON INCURRENCE OF TOTAL DEBT. The Company will not, and will not permit any Subsidiary to, incur any Debt, other than Intercompany Debt if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds therefrom on a pro forma basis, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum of (i) the Company's Total Assets as of the end of the latest fiscal quarter covered in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not required under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the increase, if any, in Total Assets from the end of such quarter including, without limitation, any increase in Total Assets caused by the application of the proceeds of such additional Debt (such increase together with the Company's Total Assets is referred to as the "Adjusted Total Assets").

    LIMITATION ON INCURRENCE OF SECURED DEBT. The Company will not, and will not permit any Subsidiary to, incur any Secured Debt other than Intercompany Debt if, immediately after giving effect to the incurrence of such additional Secured Debt and the application of the proceeds therefrom on a pro forma basis, the aggregate principal amount of all outstanding Secured Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 40% of the Company's Adjusted Total Assets.

    DEBT SERVICE COVERAGE. The Company will not, and will not permit any Subsidiary to, incur any Debt, other than Intercompany Debt, if the ratio of Consolidated Income Available for Debt Service to the Annual Debt Service Charge for the period consisting of the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred is less than 1.5 to 1.0, on a pro forma basis after giving effect to the incurrence of such Debt and the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by the Company or any of its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom (including to refinance other Debt since the first day of such four-quarter period) had occurred on the first day of such period, (ii) the repayment or retirement of any other Debt of the Company or any of its Subsidiaries since the first day of such four-quarter period had occurred on the first day of such period (except that, in making such computation, the amount of Debt under any revolving credit facility, line of credit or similar facility shall be computed based upon the average daily balance of such Debt during such period), and (iii) in the case of any acquisition or disposition by the Company or any Subsidiary of any asset or group of assets since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition had occurred on the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation. If the Debt giving rise to the need to make the foregoing calculation or any other Debt incurred after the first day of the relevant four-quarter period bears interest at a floating rate then, for purposes of calculating the Annual Debt Service Charge, the interest rate on such Debt shall be computed on a pro forma basis as if the average interest rate which would have been in effect during the entire such four-quarter period had been the applicable rate for the entire such period.

    MAINTENANCE OF TOTAL UNENCUMBERED ASSETS. The Company will maintain at all times Total Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of the Unsecured Debt of the Company and its Subsidiaries, computed on a consolidated basis in accordance with GAAP.

    As used herein:

    "ANNUAL DEBT SERVICE CHARGE" as of any date means the amount which is expensed in any 12-month period for interest on Debt of the Company and its Subsidiaries.

    "CONSOLIDATED INCOME AVAILABLE FOR DEBT SERVICE" for any period means Consolidated Net Income plus, without duplication, amounts which have been deducted in determining Consolidated Net Income during such period for (i) Consolidated Interest Expense, (ii) provision for taxes of the Company and its Subsidiaries based on income, (iii) amortization (other than amortization of debt discount) and depreciation, (iv) provisions for losses from sales or joint ventures, (v) provision for impairment losses, (vi) increases in deferred taxes and other non-cash charges, (vii) charges resulting from a change in accounting principles, and (viii) charges for early extinguishment of debt, and less, without duplication, amounts which have been added in determining Consolidated Net Income during such period for (a) provisions for gains from sales or joint ventures, and (b) decreases in deferred taxes and other non-cash items.

    "CONSOLIDATED INTEREST EXPENSE" for any period, and without duplication, means all interest (including the interest component of rentals on capitalized leases, letter of credit fees, commitment fees and other like financial charges) and all amortization of debt discount on all Debt (including, without limitation, payment-in-kind, zero coupon and other like securities) but excluding legal fees, title insurance charges, other out-of-pocket fees and expenses incurred in connection with the issuance of Debt and the amortization of any such debt issuance costs that are capitalized, all determined for the Company and its Subsidiaries on a consolidated basis in accordance with GAAP.

    "CONSOLIDATED NET INCOME" for any period means the amount of consolidated net income (or loss) of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

    "DEBT" means any indebtedness of the Company or any Subsidiary, whether or not contingent, in respect of (i) money borrowed or evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance, trust deed, deed of trust, deed to secure debt, security agreement or any security interest existing on property owned by the Company or any Subsidiary, (iii) letters of credit or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable or (iv) any lease of property by the Company or any Subsidiary as lessee that is reflected on the Company's consolidated balance sheet as a capitalized lease in accordance with GAAP, in the case of items of indebtedness under (i) through (iii) above to the extent that any such items (other than letters of credit) would appear as liabilities on the Company's consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation of the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than the Company or any Subsidiary) of the type referred to in (i), (ii), (iii) or (iv) above (it being understood that Debt shall be deemed to be incurred by the Company or any Subsidiary whenever the Company or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

    "EXECUTIVE GROUP" means, collectively, those individuals holding the offices of Chairman, President, Chief Executive Officer, Chief Operating Officer, or any Vice President of the Company.

    "GAAP" means generally accepted accounting principles, as in effect from time to time, as used in the United States applied on a consistent basis.

    "INTERCOMPANY DEBT" means indebtedness owed by the Company or any Subsidiary solely to the Company or any Subsidiary.

    "SECURED DEBT" means Debt secured by any mortgage, lien, charge, encumbrance, trust deed, deed of trust, deed to secure debt, security agreement, pledge, conditional sale or other title retention agreement, capitalized lease, or other security interest or agreement granting or conveying security title to or a security interest in real property or other tangible assets.

    "SUBSIDIARY" means (i) any corporation, partnership, joint venture, limited liability company or other entity the majority of the shares, if any, of the non-voting capital stock or other equivalent ownership interests of which (except directors' qualifying shares) are at the time directly or indirectly owned by the Company, and the majority of the shares of the voting capital stock or other equivalent ownership interests of which (except for directors' qualifying shares) are at the time directly or indirectly owned by the Company, any other Subsidiary or Subsidiaries, and/or one or more individuals of the Executive Group (or, in the event of death or disability of any of such individuals, his/her respective legal representative(s), or such individuals' successors in office as an officer of the Company), and (ii) any other entity the accounts of which are consolidated with the accounts of the Company. The foregoing definition of "Subsidiary" shall only be applicable with respect to the covenants and other definition set forth herein under "-- Additional Covenants of the Company" and, insofar as the provisions described in the accompanying Prospectus under "Description of Debt Securities--Merger, Consolidation or Sale of Assets" apply to the Notes, the foregoing definition of Subsidiary shall be applicable instead of the definition of "Subsidiary" set forth in the accompanying Prospectus.

    "TOTAL ASSETS" as of any date means the sum of (i) Undepreciated Real Estate Assets and (ii) all other assets of the Company and its Subsidiaries determined on a consolidated basis in accordance with GAAP (but excluding accounts receivable and intangibles).

    "TOTAL UNENCUMBERED ASSETS" as of any date means Total Assets minus the value of any properties of the Company and its Subsidiaries that are encumbered by any mortgage, charge, pledge, lien, security interest, trust deed, deed of trust, deed to secure debt, security agreement, or other encumbrance of any kind (other than those relating to Intercompany Debt), including the value of any stock of any Subsidiary that is so encumbered determined on a consolidated basis in accordance with GAAP. For purposes of this definition, the value of each property shall be equal to the purchase price or cost of each such property and the value of any stock subject to any encumbrance shall be determined by reference to the value of the properties owned by the issuer of such stock as aforesaid.

    "UNDEPRECIATED REAL ESTATE ASSETS" as of any date means the amount of real estate assets of the Company and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.

    "UNSECURED DEBT" means Debt of the Company or any Subsidiary that is not Secured Debt.

OPTIONAL REDEMPTION

    The Notes may be redeemed at any time at the option of the Company, in whole or from time to time in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as defined below), if any, with respect to such Notes (the "Redemption Price"); provided that installments of interest on Notes which are payable on Interest Payment Dates falling on or prior to the relevant redemption dates shall be payable to the Holders of such Notes (or one or more predecessor Notes) registered as such at the close of business on the relevant Regular Record Dates.

    If notice has been given as provided in the Indenture and funds for the redemption of any Notes called for redemption shall have been made available on the redemption date referred to in such notice, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the Notes will be to receive payment of the Redemption Price.

    Notice of any optional redemption of any Notes will be given to Holders at their addresses, as shown in the security register for the Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by such Holder to be redeemed.

    If less than all the Notes are to be redeemed at the option of the Company, the Company will notify the Trustee at least 45 days prior to giving notice of redemption (or such shorter notice period as is satisfactory to the Trustee) of the aggregate principal amount of Notes to be redeemed and their redemption date. The Trustee shall select, in such manner as it shall deem fair and appropriate, Notes to be redeemed in whole or in part.

    As used herein:

    "MAKE-WHOLE AMOUNT" means, in connection with any optional redemption of any Notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made to the date of redemption over (ii) the aggregate principal amount of the Notes being redeemed. For purposes of the Indenture, all references to "premium, if any" on the Notes shall be deemed to refer to the Make-Whole Amount, if any.

    "REINVESTMENT RATE" means .25% plus the arithmetic mean of the yields under the heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity of the Notes, as of the payment date of the principal being redeemed. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

    "STATISTICAL RELEASE" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which reports yields on actively traded U.S. government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Company.

BOOK-ENTRY SYSTEM

    The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal, premium, if any, and interest and transfers of interests in the Global Note. Upon issuance, the Notes will only be issued in the form of a Global Note which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until it is exchanged in whole or in part for Notes in definitive form under the limited circumstances described below, a Global Note may not be transferred except as a whole (i) by DTC to a nominee of DTC, (ii) by a nominee of DTC to DTC or another nominee of DTC or (iii) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

    Ownership of beneficial interests in a Global Note will be limited to persons that have accounts with DTC for such Global Note ("participants") or persons that may hold interests through participants. Upon the issuance of a Global Note, DTC will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Notes represented by such Global Note beneficially owned by such participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may limit or impair the ability to own, transfer or pledge beneficial interests in the Global Note.

    So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by such Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of such Notes in certificated form and will not be considered the registered owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of Holders or if an owner of a beneficial interest in a Global Note desires to give or take any action that a Holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

    Principal, premium, if any, and interest payments on interests represented by a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner of such Global Note. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership of interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that DTC, upon receipt of any payment of principal, premium, if any, or interest in respect of a Global Note, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Global Note as shown on the records of DTC. The Company also expects that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

    The Indenture will provide that if (i) DTC notifies the Company that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered as such under the Exchange Act at any time when the depositary is required to be so registered in order to act as depositary for the Notes and a successor depositary is not appointed within 90 days after the Company receives such notice or learns of such ineligibility, (ii) the Company determines that the Notes shall no longer be represented by a Global Note and executes and delivers to the Trustee an officers' certificate to such effect or
(iii) an Event of Default with respect to the Notes shall have occurred and be continuing and beneficial owners representing a majority in aggregate principal amount of the outstanding Notes advise DTC to cease acting as depositary for the Notes, the Company will issue the Notes in definitive form in exchange for interests in the Global Note. Any Notes issued in definitive form in exchange for interests in the Global Note will be registered in such name or names, and will be issued in denominations of $1,000 and such integral multiples thereof, as DTC shall instruct the Trustee. It is expected that such instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the Global Note.

    DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal, premium, if any, and interest in respect of the Notes will be made by the Company by wire transfer of immediately available funds to an account maintained in the United States; provided that, in the event that Notes are issued in definitive certificated form, the Holders thereof shall have given appropriate wire transfer instructions to the Company.

    Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. The Company expects that secondary trading in the certificated securities, if any, will also be settled in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

    Subject to the terms and conditions contained in the purchase agreement (the "Purchase Agreement"), the Company has agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Donaldson, Lufkin & Jenrette Securities Corporation, J.P. Morgan Securities Inc. and Salomon Brothers Inc (the "Underwriters"), and the Underwriters have severally agreed to purchase the respective principal amount of Notes set forth opposite their names below. In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Notes offered hereby if any such Notes are purchased. In the event of a default by an Underwriter, the Purchase Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Purchase Agreement may be terminated.

                                                                                  PRINCIPAL
                                                                                  AMOUNT OF
              UNDERWRITER                                                           NOTES
------------------------------------------------------------------------------  --------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated........................................................  $   27,500,000
Donaldson, Lufkin & Jenrette Securities Corporation...........................      27,500,000
J.P. Morgan Securities Inc....................................................      27,500,000
Salomon Brothers Inc..........................................................      27,500,000
                                                                                --------------
          Total...............................................................  $  110,000,000
                                                                                --------------
                                                                                --------------

    The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .45% of the principal amount thereof. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The Notes constitute a new issue of securities with no established trading market. The Company does not intend to apply for listing of the Notes on a national securities exchange. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue market-making at any time without notice. No assurance can be given as to whether or not a trading market for the Notes will develop or as to the liquidity of any trading market for the Notes which may develop.

    Until the distribution of the Notes is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase the Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

    If the Underwriters create a short position in the Notes in connection with this offering, I.E., they sell more Notes than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Notes in the open market.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

    The validity of the Notes to be issued in connection with the Offering will be passed upon for the Company by Latham & Watkins, Costa Mesa, California. Brown & Wood LLP, San Francisco, California will act as counsel for the Underwriters.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                   PAGE
                                                 ---------
Incorporation of Certain Documents By
  Reference....................................        S-2
Prospectus Supplement Summary..................        S-3
Recent Developments............................        S-6
Use of Proceeds................................        S-7
Capitalization.................................        S-7
Business and Properties........................        S-8
Selected Financial Information.................       S-19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................       S-21
Management of the Company......................       S-31
Description of the Notes.......................       S-33
Underwriting...................................       S-40
Legal Matters..................................       S-41
                        PROSPECTUS
Available Information..........................          2
Incorporation of Certain Documents by
  Reference....................................          2
The Company....................................          3
Use of Proceeds................................          3
Ratios of Earnings to Fixed Charges............          3
Description of Debt Securities.................          4
Description of Common Stock....................         14
Description of Preferred Stock.................         15
Restrictions on Ownership and Transfers of
  Capital Stock................................         21
Certain Federal Income Tax Considerations......         22
Plan of Distribution...........................         28
Experts........................................         29
Legal Matters..................................         29

                                  $110,000,000

                                      abcd

                             7 3/4% NOTES DUE 2007

                             ---------------------

                             PROSPECTUS SUPPLEMENT

                             ---------------------

                              MERRILL LYNCH & CO.

                          DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                               J.P. MORGAN & CO.

                              SALOMON BROTHERS INC

                                  MAY 1, 1997

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